4/27/06

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REGISTRANT'S NAME Phytopharm plc

*CURRENT ADDRESS Corpus Christi House
9 West Street
Godmanchester
Cambridgeshire England PE29 2HY

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MAY 18 2006
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DAT : 5/17/06

Phytopharm plc Annual report & accounts 2005

A pharmaceutical company...

inspired by nature...


Phytopharm
2005

Phytopharm plc
Annual report

Inspired by *nature*

Phytopharm is a pharmaceutical company dedicated to the research and development of pharmaceutical and functional food products based on clinical data generated from medicinal plant extracts. The Company is currently conducting research and development on novel pharmaceutical and functional food products within four disease areas:

Neurodegeneration

Obesity and metabolic disease

Dermatology

Inflammation

Mission

To develop 'first in class' products in categories of high unmet medical need.

Contents

Delivered by *experts*

Strategy

The Company's strategy is to develop first-in-class products through 'proof of principle' clinical testing, and then secure pharmaceutical partners for late stage development, sales and marketing.

The business model of Phytopharm is to identify plant extracts with some evidence of clinical efficacy and to isolate, derivatise and develop novel pharmaceutical agents from these plant extracts. During the development of these pharmaceutical products additional income may be derived from the sales of the plant extracts themselves in the veterinary and functional food markets. This business model generates a lean cash burn, and the Company is configured in a semi-virtual manner with low staff overheads to capitalise on this advantage.

Key events over the year

Completion of a Licence and Joint Development Agreement with Unilever for *Hoodia gordonii* extract

Successful interim data review for Phase II proof of principle study in Alzheimer's disease (Cogane™)

Receipt of £4 million milestone (£3.6 million net received in March 2005) from Yamanouchi following evaluation of interim Phase II Alzheimer's disease data (Cogane™)

Termination of licensing agreement with Yamanouchi in March 2005, following Yamanouchi's post-merger portfolio review

Revenues and milestone receipts of £7.4 million

Placing of new shares in April raised £9.0 million after expenses

Completion of subject dosing and follow-up in Phase II proof of principle study in Alzheimer's disease

Chairman and Chief Executive's statement

Gordon Stevens
Chairman

Dr Richard Dixey
Chief Executive Officer



A year of transformation

The highlight of the year was the signing of a worldwide licence agreement with Unilever, a global leader in weight management products, for our Hoodia gordonii extract. We will be seeking further licensing deals over next year including our veterinary portfolio and our Alzheimer's product Cogane™, following analysis of the data emerging from the proof of principle study in early December 2005.

Phytopharm continues to make good progress in the development of its core portfolio of products. Despite the difficulties suffered earlier in the year, when a major fundraising had to be cancelled and then restarted when the Company was informed that Yamanouchi Pharmaceutical Company Ltd might terminate their regional license agreement for Cogane™, an action they subsequently carried through during their merger with Fujisawa, the team at Phytopharm has continued to deliver product development milestones on time and to target. Indeed the financial results reported by the Company have been very gratifying, with a maiden profit reported at the half year and the operating loss at the year end reduced by 50% from that reported in 2004.

Phytopharm's business strategy contemplates defraying part of the cost of pharmaceutical drug development by sales generated in the veterinary and human food markets. This strategy is now well advanced, with two launched veterinary products and a major partnership with Unilever plc in the development of food products for the dietary control of obesity standing alongside the portfolio of pharmaceutical products being developed by the Company. However, as the greatest part of the cash requirement for pharmaceutical research occurs during the later phases of product development, by which time substantial income from veterinary and food sales will not yet have been achieved, Phytopharm will seek to finance the further development of its lead neuroprotective and neurotrophic products, Cogane™ and Myogane™, through licensing or partnering arrangements with third parties. This will be a major focus of our activities during 2006.

This progress would not have been possible without the commitment and dedication of the people who make up the business. The Board is deeply appreciative of their efforts.

Our unique *approach*

Phytopharm believes that its route to develop and market pharmaceuticals gives it a competitive advantage over certain other companies developing products for the same diseases. Rather than starting with a library of chemicals, the Company starts with an extract of a medicinal plant that has a history of clinical use, and either isolates the active chemical in order to develop it as a pharmaceutical medicine or develops a functional food product based on a controlled extract of the plant.

Classic route to market

1. Choose a library of potential products
2. Test a huge number
3. Proceed with the very few that appear to be active
4. Develop any that achieve proof of concept into a pharmaceutical

Phytopharm route to market

1. Start with plant remedies that work
2. Develop plant-based medicine or isolate the active chemical
3. Test for proof of concept and develop into pharmaceutical

Our unique approach...

...to research and development

Phytopharm performs a series of pre-clinical studies and/or a clinical trial and uses the effects of the product on the pre-clinical models and/or patients to guide it to a hypothesis of its mode of action. A screen is then developed, and where possible the active chemicals are isolated, and ideally a novel medicine is developed which can be licensed as a pharmaceutical product.

In addition to this development model, the Company subcontracts all laboratory work to specialists while retaining full control over the direction of its research. As a result, the Company has low fixed overheads, access to advanced research techniques and a lower development cost structure.

Phytopharm's development model contrasts with the typical pharmaceutical development model that starts with a biological target (for example, an enzyme or ion channel) and then screens a large number of chemicals until activity is found. These chemicals are then developed as pharmaceutical products. This typical pharmaceutical development process can be time consuming and expensive.

Phytopharm's research and development can generate libraries of compounds, biological targets and associated clinical and pre-clinical data. This data creates development programmes aimed at target diseases, and ideally leads to multiple product licensing opportunities for specific compounds within those programmes.

...to ethical business practices

As a semi-virtual Research and Development Company, Phytopharm has adopted the key principles of SA8000, Social Accountability International's standard that provides a comprehensive and flexible system for managing ethical workplace conditions throughout global supply chains. In adopting these principles Phytopharm addresses the issue of fair treatment to all its employees, who are required to follow Codes of Conduct that include social awareness. Phytopharm promotes SA8000 standards amongst its partners, suppliers and contractors worldwide; assessment of compliance to these principles and applicable regulatory or legal requirements is through audit and improvement plans are agreed and implemented to raise the level of compliance where appropriate.

By starting with an extract of a medicinal plant that has a history of clinical use Phytopharm's unique approach reduces the need for lengthy pre-clinical animal testing. Nevertheless, regulatory authorities worldwide require that all new medicines must be subjected to rigorous safety testing in animals and in human clinical studies before they are approved for use to protect people from potentially toxic effects. The use of tests on animals to develop medicines is a subject of enormous ethical sensitivity that rightly commands a high level of public interest. Phytopharm has no animal testing facilities itself but uses regulated and licensed Contract Research Organisations and other licensed institutions that comply with government requirements. Phytopharm implements robust review processes to ensure the highest quality animal welfare standards are maintained. Phytopharm is also committed to implementing the three Rs – Reducing the number of animals used for research, Replacement by non-animal methods whenever possible and Refinement of the techniques used to eliminate or reduce suffering and improve animal welfare.

...to the environment

Phytopharm recognises that protecting the environment is a primary corporate responsibility and is an area in which each employee, corporate partner and third party contractor has a contribution to make.

Phytopharm therefore encourages all employees, partners and contractors to operate in an environmentally responsible manner. It is Phytopharm's policy to undertake reasonable measures to assess the environmental impact of its operations, processes and products and the Company aims to continuously improve environmental performance and compliance within these areas.

Phytopharm has adopted the principles of the International Convention on Biodiversity and enters into commercial arrangements with organisations and companies that bring financial and technology transfer rewards to the originating country or inventor.

...is recognised by others

Phytopharm is currently approved for potential investment in selected socially and responsible investment (SRI) funds managed by both Henderson Global Investors and Jupiter Asset Management. Phytopharm is also listed on the FTSE4Good index series. More information on our corporate social responsibility approach is detailed on pages 27 and 28 of this report and on our website, www.phytopharm.com.

Four disease areas

Neurodegeneration

Incorporates the development of pharmaceutical products based on clinical studies using a traditional Asian tonic.

Product	Programme	Mode of action	Development stage
Cogane™ (PYM50028)	Alzheimer's disease/dementia	Reverses decline in memory	Phase IIa completed
Myogane™ (PYM50018)	Motor neurone disease (ALS)	Neuroprotective and neurotrophic	Phase Ia completed
PYM50028	Parkinson's disease	Neuroprotective and neurotrophic	Phase Ib completed

Metabolic disease

Is based around a single South African plant extract with a long tradition of use as a bush food of last resort.

Product	Programme	Mode of action	Development stage
Hoodia gordonii extract	Dietary control of obesity	Reduces the desire to eat	Functional food in development
In development	Obesity and metabolic disease	Direct action on satiety centre	Pre-clinical studies in progress

Dermatology

Arose from a traditional Chinese medicine for eczema with a dual mode of action that targets both the allergic and inflammatory components of eczema.

Product	Programme	Mode of action	Development stage
In development	Eczema	Inhibits allergic and inflammatory cytokines	Pre-clinical studies in progress

Inflammation

Stems from the well recognised anti-inflammatory properties of an Asian spice that has a novel mode of action.

Product	Programme	Mode of action	Development stage
In development	Asthma and other anti-inflammatory disorders	Anti-inflammatory and anti-spasmodic	Pre-clinical studies in progress

Veterinary portfolio

Product	Programme	Mode of action	Development stage
Phytopica[TM]	Canine skin health	Helps maintain a healthy immune system	Marketed in UK
Zanthofen[TM]	Canine joint health	Supports normal white cell function	Marketed in UK

Phytopharm Glossary of Pharmaceutical Product Development

Pre-clinical studies
Safety and toxicology studies conducted in the laboratory to ensure that the product is safe to be given to humans or animals.

Phase I
Safety studies conducted in healthy volunteers to determine the metabolic and pharmacological actions of the product in humans, the side-effects associated with increasing doses, and, if possible, gain early evidence of effectiveness.

Phase II
Controlled clinical studies conducted in a relatively small number of patients to evaluate the product's effectiveness for treating a particular disease or condition and to determine the short-term side-effects and risks associated with the product.

Phase III
Controlled clinical studies conducted in a larger number of patients in different clinical settings to determine the product's effectiveness, safety, and appropriate dosage for treating a particular disease or condition. Following completion of the studies, the product is submitted to the regulatory body (e.g. FDA in the USA, MHRA in Europe) for approval to market the product.

Our *progress*

Operational and financial review

The current status of the products for neurodegeneration, obesity and metabolic disease, dermatology and inflammation each at different stages of development, is considered in more detail in the following pages.

Dr Wang Chong
Chief Financial Officer

Dr Daryl Rees
Chief Operating Officer





1. Neurodegeneration

The neurodegeneration programmes are based around a single Asian plant extract used as a traditional tonic for the elderly.



Operational review

Neurodegeneration

Initial interest arose from a small but successful double-blind placebo-controlled study in patients with mild to moderate senile dementia treated with a single chemical purified from a plant extract which demonstrated a significant improvement in cognitive function. Phytopharm then began a programme of research into the mode of action of this chemical, and the synthesis of a library of compounds.

Research into neurodegeneration has led to development programmes for Alzheimer's disease, Parkinson's disease and motor neurone disease including amyotrophic lateral sclerosis (ALS; Lou Gehrig's disease). Phytopharm has nine patent families filed worldwide to protect this group of related chemical compounds. These molecules, which have a novel mechanism of action, are potential disease modifiers and should offer a real therapeutic advance in these conditions where there is a high-unmet medical need.

Alzheimer's disease

Lead product: Cogane™ (PYM50028)

Alzheimer's disease is a neurodegenerative disorder that mainly affects the elderly and is characterised by a progressive loss of learning ability and memory. Alzheimer's disease is thought to affect 4.5 million Americans, and it is believed that this number will continue to grow to approximately 16 million by 2050 (Source: Alzheimer's Association). Several factors have been proposed to play a role in the underlying neurodegeneration, including the excessive formation of beta-amyloid, glutamate and a decrease in neurotrophic factors in the brain. Unfortunately, none of the approved drugs offer cures and their efficacy is generally poor, and at best they hold back progression of the disease by affecting the neurotransmitter activity between nerve cells.

Mode of action

In pre-clinical studies, the synthetic chemical PYM50028 has been shown to be neuroprotective against beta-amyloid and glutamate damage and neurotrophic by reversing the decrease of neuronal growth factors and reversing neuronal degeneration observed in the ageing brain. Importantly, this product restores levels of proteins that are altered in the ageing brain, returning them to levels observed in the young and causing beneficial neurite outgrowth and branching. In addition, PYM50028 restores the learning and memory ability in Alzheimer's disease models and thereby offers the potential to reverse the symptoms of Alzheimer's disease.

Progress to date

In January 2005, we announced the successful outcome of a scheduled interim data review for the ongoing Phase II 'proof of principle' clinical study with PYM50028 in Alzheimer's disease. This study is being conducted under a clinical trial authorisation (CTA) from the UK Medicines and Healthcare Products Regulatory Agency (MHRA). The Phase II study utilises a randomised, double-blind, placebo-controlled design to evaluate the safety, efficacy and pharmacokinetic profile of PYM50028 after once daily oral administration over three months. The effects of PYM50028 on memory, concentration and executive function are being evaluated during the study. In accordance with the protocol, an interim review was conducted after the first 60 subjects completed the study. The objectives of this review were to evaluate the emergent safety profile of the study and to re-estimate the total number of subjects required to measure the efficacy of PYM50028 on cognitive performance.

The sample size reassessment was conducted by an independent statistician, who reported that due to slightly increased variability between subjects the sample size for the study should be increased from 200 to 238 subjects. Phytopharm subsequently received regulatory and ethics approval for this amendment.

The safety review was conducted by an independent consultant physician, who was provided with blinded data for each of the two treatment groups. He concluded that "the data obtained to date indicate that the study medication is not associated with any safety concerns." Therefore, the study continued with no changes to the safety monitoring.

These safety data from the first 60 patients were forwarded to Yamanouchi Pharmaceutical Co. Ltd ('Yamanouchi') in February 2005 and this triggered the milestone payment in March 2005 of £4 million (£3.6 million net). The payment confirmed that the data met the criteria set out in the licensing agreement.

In March 2005, Phytopharm also received confirmation from Yamanouchi that as a result of a portfolio review arising out of the merger of Yamanouchi with Fujisawa Pharmaceutical Co, Yamanouchi was terminating the licensing agreement covering Japan and some other Asian countries, in connection with PYM50028. Phytopharm had previously announced in February 2005 that it had been informed by Yamanouchi that it was likely to terminate this agreement.

In September 2005, we announced that a total of 256 subjects had completed their participation in this study, including a six week monitoring period to asses any changes following cessation of dosing. During the study the safety, efficacy and pharmacokinetic profile of PYM50028 was compared to placebo treatment. These data are now being analysed and it is anticipated that the results of the study will be announced early in December 2005. Following analysis of the results we will be seeking further global licensing partners for this product and preliminary discussions have commenced with potential licensees.

Parkinson's disease
Lead product: PYM50028

Parkinson's disease is a neurological condition that results in a gradually progressive and prolonged illness characterised by involuntary tremors, stiffness and slowness of movement. The prevalence of the disease is estimated to be 100 to 200 per 100,000 population (Source: Datamonitor). In the US market alone, there are estimated to be one million patients with diagnosed Parkinson's disease and a further three-four million undiagnosed, with associated health care costs to the economy of $25 billion (Source: Northwest Parkinson's Foundation submission to US Congress). The disease typically manifests itself in late middle age, nearly equally in men and women and is characterised by tremor, muscle rigidity, bradykinesia and postural instability. A third of all patients also suffer from dementia.

Mode of action
A consistent feature of the disease is the loss of dopamine containing cells in the substantia nigra area of the brain. Current drugs can mitigate much of the symptoms for a while but do not alter the prognosis of steady decline. Recent studies suggest that one important mechanism involved in neuronal degeneration of the substantia nigra is the production of toxic free radicals. Phytopharm has generated data demonstrating that PYM50028, reverses free radical neurotoxicity produced by 1-methyl-4-phenylpyridium (MPP+) in dopaminergic neurones and reverses the decrease of neuronal growth factors and dopamine receptors in the brain.

Progress to date
In the Phase I clinical trial, 30 healthy men and women aged 50 years and older were enrolled and randomly allocated to receive either PYM50028 or placebo once daily for 28 days. The results, reported in November 2003, demonstrated that the product has absorption and pharmacokinetic characteristics suitable for once daily dosing and is well tolerated with a good emergent safety profile.


4.5m
16m

Left Alzheimer's disease is thought to affect 4.5 million Americans and it is believed that the number will continue to grow to approximately 16 million by 2050.

Amyotrophic lateral sclerosis (ALS; Lou Gehrig's disease)
Lead product: Myogane™ (PYM50018)

Amyotrophic lateral sclerosis (ALS; Lou Gehrig's disease) is a fatal degenerative disease of motor neurones that most commonly strikes people between 40 and 60 years of age. In the US, there are currently 30,000 people with ALS with 5,000 new cases being diagnosed each year (Source: ALS Association). In the advanced stage of the disease, supportive care can cost an average of $200,000 per year (Source: ALS Association). The underlying cause of ALS is unknown, although approximately 5%–10% of cases appear to be of familial origin (Source: ALS Association). ALS is characterised by progressive loss of both lower (spinal cord and brainstem) and upper (motor cortex) motor neurones leading to severe paralysis and death, generally caused by respiratory failure.

Mode of action

Although the precise molecular pathways that cause the death of motor neurones in ALS remain unknown, possible mechanisms include abnormalities in neurofilament proteins, mitochondrial alterations and glutamate mediated excitotoxicity. In pre-clinical studies, the single chemical PYM50018 protects against neuronal damage, reverses the decrease of neuronal growth factors and reverses neuronal degeneration observed in motor neurones. PYM50018 also increases neurite outgrowth, reverses oxidative damage and reverses neuronal apoptosis in vitro. When administered orally to a transgenic pre-clinical model of ALS, PYM50018 delays the loss of muscle strength and extends survival time.

Progress to date

Last year, we successfully completed a Phase Ia clinical study to evaluate the safety, tolerability and pharmacokinetic profile of PYM50018. This residential clinical study was conducted under an investigational new drug (IND) application filed with the United States Food and Drug Administration (FDA) and confirmed that the product was well absorbed with a good safety profile. We also announced last year that the FDA had granted Orphan Drug and Fast Track designation to PYM50018 for the treatment of ALS. Building on this success we are now developing the manufacturing process and new formulations to support further clinical studies with PYM50018 for ALS.



Left The US currently has 30,000 people with ALS with 5,000 new cases being diagnosed each year.



2. Obesity and metabolic disease

The obesity and metabolic disease programmes are based around a single South African plant with a long tradition of use by the Xhomani San people as a food of last resort. Subsequent research by the South African Council for Scientific and Industrial Research (CSIR) revealed that *Hoodia gordonii* contained components that suppressed appetite.

Dietary control of obesity
Lead product: *Hoodia gordonii* extract

Obesity is a major problem and growing rapidly in both patient numbers and severity. In America, 65% of adults (127 million) are overweight or obese, and healthcare costs are thought to amount to $100 billion (Source: American Obesity Association). The problem is growing in Europe, and in the UK about 43% of men and 34% of women are overweight, and a further 22% of men and 23% of women are obese (Source: British Heart Foundation). There is a rising level of premature obesity in children and obesity is increasing in the developing world. In 2002, the market for the dietary control of obesity was $2.3 billion in the US alone, and this has continued to grow (Source: Market Research Report, Weight control – US).

Mode of action

Our scientific studies have shown that the *Hoodia gordonii* extract reduces the desire to eat, producing anti-obesity properties.

Progress to date

Our obesity programme includes an extract of *Hoodia gordonii* for the dietary control of obesity. The extract contains a novel appetite suppressant that reduces calorie intake in overweight subjects, as demonstrated in our double-blind, placebo-controlled clinical study announced in December 2001. Extracts of *Hoodia gordonii* and the active molecules therein are the subject of a global patenting programme, with major patents granted in the USA, UK and Japan and pending in Europe and all other major territories.

In December 2004, we announced that we had granted an exclusive global licence for our *Hoodia gordonii* extract to Unilever plc. As part of the agreement, Unilever committed to initial payments totalling approximately £6.5 million ($12.5 million) out of a potential total of £21 million ($40 million) in payments to us. In addition, we will receive a royalty on sales of all products, including globally recognised brands containing the extract. We are collaborating with Unilever on a five stage research and development programme of safety and efficacy studies with a view to bringing new products to market. Unilever will manage the agronomy programme and will support the international patent programme for the products.

During the course of this year the programme has made good progress and clinical studies are planned for H1 2006. Phytopharm and Unilever have also become aware of many companies that are selling products over the Internet claiming to contain *Hoodia* and causing weight loss. Phytopharm and Unilever are in discussion with the relevant authorities concerning this development.

Metabolic disease
Products in development

Obesity leads to a cluster of metabolic alterations and as a result is a major risk factor for insulin resistance, type 2 diabetes, coronary artery disease, hypertension, stroke, osteoarthritis and certain forms of cancer. Weight is gained when energy intake exceeds energy expenditure. The excess energy is stored as fat, and if there is an extended period of positive energy balance, obesity will result. Current pharmaceutical treatments have made little impact on the incidence of obesity and are only advised for short treatment periods due to their adverse side effect profiles.

Mode of action

The mechanism of action of the chemical series are under investigation and currently in the pre-clinical development stage.

Progress to date

Phytopharm has developed screens that are predictive of appetite suppressant activity to develop and evaluate pharmaceutical candidates for metabolic disease.

Below In December 2004, we announced that we had granted an exclusive global licence for our *Hoodia Gordonii* extra to Unilever plc.



65%

Right Obesity is a major problem and growing rapidly in both patient numbers and severity. In America, 65% of adults (127 million) are overweight or obese.





3. Dermatology

The dermatology programme arose from a traditional Chinese medicine for eczema with a novel dual mode of action that targets both the allergic and inflammatory components of eczema.



4. Inflammation

The inflammation programme stems from the well recognised anti-inflammatory properties of an Asian spice. Novel synthetic molecules have been generated for asthma and other inflammatory disorders.



Eczema
Products in development

Eczema is a common condition affecting approximately 10%–20% of the worldwide population. There are around 5 million eczema suffers in the UK and 15 million in the US (Source: National Eczema Society and American Academy of Dermatology). Eczema is commonly characterised by itchy inflammation of the skin. The condition predominately affects the insides of the elbows, the back of the knees, face, wrist and ankles. The condition often starts in the very young and generally lasts until puberty although atopic patients often retain a lifelong propensity to flare up. The main physical problems come from scratching and secondary infections of the associated wounds. There is no cure and treatments so far only partially relieve the problem. Steroids are the mainstay of treatment but can have serious side effects, particularly in children.

Mode of action
A novel dual mode of action that targets both the allergic and inflammatory components of eczema.

Progress to date
Phytopharm has selected laboratory assays which target clinical markers of the disease that are characterised by this condition in man. This programme is currently in the pre-clinical development stage.

Asthma and other inflammatory disorders
Products in development

Approximately 8 million people in the UK have been diagnosed with asthma, and the condition costs the NHS on average £850 million per year (Source: Asthma UK). Asthma is a chronic inflammatory disorder of the airways that causes recurrent episodes of wheezing, breathlessness, chest tightness and cough. In addition, asthma is usually associated with widespread but variable airflow obstruction. Inhibition of inflammation and relaxation of airway smooth muscle are therefore key components of asthma treatment.

Mode of action
Novel anti-inflammatory and antispasmodic activity in several models of asthma and inflammation.

Progress to date
Steady progress has been made in identifying novel synthetic molecules that can be developed as a pharmaceutical medicine for the treatment of asthma and other inflammatory disorders. Pre-clinical studies have demonstrated anti-inflammatory and anti-spasmodic activity in several models of asthma and inflammation. We anticipate that further proof of concept studies will be investigated in 2006 using these compounds in pre-clinical models of asthma.



Approximately 8 million people in the UK have been diagnosed with asthma.
8m
Eczema affects approximately 10% - 20% of the worldwide population.
20%



5. Veterinary portfolio

Two products on the market.

Canine skin health
Marketed product: Phytopica™

Phytopica™ is a natural three plant product that has been developed specifically for dogs' skin health. Furthermore, clinical benefit has been demonstrated in placebo controlled studies in canine skin health. Canine dermatological disorders are well recognised by veterinary practitioners to be a major problem in small animal practice, with an estimated 15% of the global dog population affected by skin conditions due to allergy (Source: Animal Pharm). Maintenance of a healthy skin and coat and alleviation of itching are of major importance to canine general health and quality of life.

Mode of action
The product combines the beneficial effects of three plants and offers a novel three-in-one approach to help maintain a healthy immune system, support normal white cell function and provide anti-oxidant benefits.

Progress to date
Following the success last year of our European multi-centre study, we launched Phytopica™ as a complementary pet food. Due to the product's palatability, canine compliance has been excellent, with over 97% compliance in clinical studies.

Following the successful UK launch to registered veterinary dermatologists, the availability of Phytopica™ has been expanded to incorporate all veterinary practitioners in the UK and the average weekly sales have grown 101%. Further sales growth will require a dedicated sales force to target all veterinary practitioners throughout the UK and also expand into international markets. We have enjoyed considerable interest from potential licensing partners and are in ongoing discussions with multinational companies. The product is patented in the UK, Europe and the USA, with patents pending in other territories worldwide.

Canine joint health
Marketed product: Zanthofen™

Zanthofen™ arose from research into the anti-health properties of an Asian spice. Zanthofen™ has been developed for canine joint mobility. It is estimated that canine joint disorders, including joint stiffness, affect 20% of the canine population over one year old, which amounts to around 1.3 million animals in the UK. Poor canine joint mobility is typically characterised by the abnormal activation of the body's defence system, such as the activation of white blood cells, swelling of tissues, increased warmth of tissues and redness.

Mode of action
Zanthofen™ is a combination of curcumin (a major component of tumeric) and the essential oils of two *Curcuma* plant species. Pre-clinical studies have demonstrated that the components of Zanthofen™ maintain normal white cell function and have anti-oxidant properties that help maintain joint mobility.

Progress to date
Last year, we announced the launch of Zanthofen™ for the maintenance of canine joint mobility. Zanthofen™ is available to veterinary practitioners across the UK and is marketed by Phytopharm's marketing partner, Genitrix Ltd, a UK based veterinary product company. Further sales growth will require expansion into international markets and discussions with interested parties are ongoing.



15%

An estimated 15% of the global dog population is affected by skin conditions due to allergy.



20%

Canine joint disorders, including joint stiffness, affect 20% of the canine population over one year old.

The *numbers*

Financial review

Phytopharm has core expertise in all aspects of pharmaceutical development and subcontracts all laboratory work to specialists in the field all over the world, while retaining full control over the direction of the pharmaceutical development process. As a result, Phytopharm has lower fixed overheads, access to advanced research techniques and a lower development cost structure. Following 'proof of principle' or Phase II clinical evaluation, Phytopharm seeks licensing partners for the development and commercialisation of its products. Multinational partners are sought, with milestones paid on completion of agreed targets, submission of regulatory documents and royalties paid on sales. Payments are negotiated by reference to each product's market potential, stage of development, and the robustness of the data generated. Phytopharm's current commercialisation partners are Unilever plc for *Hoodia gordonii* extract and Genitrix Limited for Zanthofen™. Yamanouchi Pharmaceutical Co., Ltd ceased to be a partner for PYM50028 in June 2005.

Phytopharm aims to reduce investors' risk by the parallel development of the original plant based products for early marketing; for example, *Hoodia gordonii* extract as a human functional food and Phytopica™ as a companion animal health product to generate early revenue that can assist in funding the development of the Company's major pharmaceutical products.

The Company's losses fluctuate from year to year principally due to the commencement or termination of collaborative research and development agreements, the timing of milestone payments, the level of interest income and variations in the level of expenditures relating to research and clinical development programmes. Phytopharm expects to incur continued losses and not to achieve sustainable profitability while its lead pharmaceutical products are still in development, subject to the terms of any product licensing agreements in the intervening years. Phytopharm continues to incur the greater part of its costs on personnel and external contract costs needed to support the research and development of pharmaceutical products, including expenses related to the filing, defence and enforcement of patent and other intellectual property rights.



Turnover

Revenues for the year ended 31 August 2005 were £7.38 million (2004: £1.07 million). The revenues for 2005 comprised principally £3.2 million in payments received from Unilever, for the exclusive licence to develop, manufacture and market *Hoodia gordonii* extract for the dietary control of obesity on a global basis, and a £4 million (£3.6 million net of Japanese withholding tax) milestone payment from Yamanouchi, following acknowledgement by Yamanouchi that the safety data in relation to 60 patients treated with PYM50028 had fulfilled the criteria in the licensing agreement. The significant increase in revenues for the period reflects the intermittent timing of milestone payments.

Operating expenses

Research and development expenses

Phytopharm subcontracts all laboratory work to third party specialists. The research and development expenses include the reimbursement of the costs incurred by the third party subcontractors and the overhead of Phytopharm arising from research and development activities. Research and development expenses were £8.46 million (2004: £6.35 million). Expenditure was dominated by the ongoing PYM50028 Phase IIa clinical trial in Alzheimer's disease and the commencement of development and agronomy work on *Hoodia gordonii* extract for the dietary control of obesity; the latter programme is now fully funded by Unilever. Expenses were also incurred on work to secure a robust supply chain for PYM50018 for motor neurone disease.

Administrative expenses

Administrative expenses comprised mainly the costs incurred in respect of the employees in the finance, business development and secretarial departments. Administrative expenses were £1.81 million (2004: £1.71 million). The increased costs reflect the additional one-off costs of an aborted £23.9 million fundraising, US financial compliance costs and the share option compensation charge.





Net interest receivable
Net interest receivable comprises mainly the interest income generated from cash invested in short-term deposits. Net interest income was £0.34 million (2004: £0.24 million). The change over the year was due to changing short-term deposits as the Company utilised the cash of £6.3 million raised from the equity financing in February 2004, and £9.0 million, net of issue costs, raised from an additional equity financing in April 2005, as well as changing interest rates during the year.

Taxation
There were no corporation tax charges for the period under review due to the incidence of tax losses. The tax credit on the loss on ordinary activities was £0.28 million (2004: £0.53 million). The tax credit is net of a 10% withholding tax on the income from Yamanouchi.

Liquidity and capital resources
Since Phytopharm's initial public offering, cash expenditures have exceeded revenues. Phytopharm has financed its research and development operations primarily through:

> an initial public offering of ordinary shares in 1996

> ordinary share offerings in November 1998, October 2000, December 2001, February 2004 and May 2005

> revenue generated from collaborative arrangements.

The net cash used by operating activities for the year ended 31 August 2005 was £4.02 million (2004: £6.83 million) resulting principally from the decrease in operating losses incurred by the Company during the year.

Phytopharm's net cash outflow for capital expenditure was £54,000 (2004: £103,000). The capital expenditure is primarily for office and administrative facilities. The net cash inflow of £614,000 from the repayment of advances to suppliers arises from the repayment by Unilever of advances made to certain suppliers in 2004. There was no cash outflow for acquisitions during these periods.

Phytopharm's net cash inflow from financing activities was £9.11 million (2004: £6.37 million). The net cash inflow in 2005 primarily resulted from an equity financing in May 2005 and the proceeds from the exercise of share options.

Phytopharm had cash and short-term deposits of £11.64 million at 31 August 2005 (2004: £5.43 million). The increase in cash and short-term deposits mainly reflected the payments received from licensing partners and also the fund raising in May 2005. Phytopharm invested funds that were surplus to its requirements in highly liquid short-term deposits and has not borrowed funds during the financial year. Phytopharm had working capital of £11.68 million at 31 August 2005 (2004: £5.11 million). Overall the results for the year were within the budget.



Directors' report for the year ended 31 August 2005

The Directors present their report and the audited financial statements for the year ended 31 August 2005.

Principal activities
The principal activities of the Group are the investigation, development and sale of medicines and related products derived from plant origins.

Review of the business and future developments
The Group has continued to make good progress with its two lead products PYM50028 for Alzheimer's disease and *Hoodia gordonii* extract for the dietary control of obesity. PYM50028, which is in a Phase II proof of principle study, reported successful interim safety data in January 2005 and is on target for reporting in December 2005. *Hoodia gordonii* extract, which was licensed to Unilever in December 2004, is in the first of five stages of a research and development programme to bring new products to market.

A full review of the business and future developments is given in the operational and financial review on pages 8 to 23.

The Directors are satisfied with the progress made across the product portfolio and with the year end position.

Post balance sheet events
There are no post balance sheet events of significance.

Dividends
The Directors do not recommend a dividend for the year ended 31 August 2005 (2004: £nil).

Group research and development activities
The Group is heavily committed to research and development activities in order to continue its work in the field of medicines and related products derived from plant origins. Such development costs are written off as they are incurred and the charge for the year is shown in note 3 to the financial statements.

Directors
The Directors of the Company, all of whom have been Directors for the whole of the year, are as follows:

Dr R P Dixey – Chief Executive Officer
Dr Richard Dixey (aged 53) has a BA (Hons) in physiological science (Oxford, 1973), a PhD in biophysics (London, 1984) and a MSc in history and philosophy of science (London 1988). He founded the Bioelectronic Research Unit at St Bartholomew's Hospital, London in 1979 and became its director in 1984. In 1989 he founded Chakra Limited, an investment company and major shareholder in Phytopharm plc, of which he remains a director. In 1990 he became a Founding Director of Phytopharm Limited and its Vice Chairman in 1992. In 1994 he became Chief Executive Officer of the Company and led its public flotation as Phytopharm plc in 1996.

Dr D D Rees – Chief Operating Officer
Dr Daryl Rees (aged 44) joined Phytopharm plc in June 1999 from University College, London where he was a senior lecturer in Clinical Pharmacology. Prior to that Dr Rees gained 10 years' experience in the discovery and clinical development of medicines as a senior scientist at Wellcome and was part of a multidisciplinary team involved in the discovery of the L-arginine NO pathway. He is an honorary senior lecturer in the Department of Medicine at University College, London, a former editor of the British Journal of Pharmacology and is chairman of a Research Ethics Committee.

Dr G W Chong – Chief Financial Officer and Company Secretary
Dr Wang Chong (aged 40) joined Phytopharm in April 2003 and was appointed Chief Financial Officer in July 2003. Dr Chong is a physician with over 20 years' experience in the healthcare industry. From 2002 to 2003 he was a pharmaceutical analyst at Canaccord Capital (Europe) Limited and from 1999 to 2001 he was Chief Executive Officer of Osmotech plc. Prior to this he was leader of the UK Healthcare initiatives at Arthur D Little and worked at Glaxo Wellcome plc and SmithKline Beecham plc where he was responsible for corporate and global commercial strategy issues. He holds a medical degree from King's College, London and is an associate of the Securities and Investment Institute, and a Council member of the Royal Society of Medicine's Pharmaceutical Medicine & Research Section.

Mr G K G Stevens – Non-Executive Chairman
Mr Gordon Stevens MA (Oxon) (aged 79) retired in 1996 as non-executive chairman of WPP plc, the international marketing services group, and as non-executive chairman of Scholl plc, the international foot and leg care company. Prior to these responsibilities his career had been with Unilever plc in international marketing and management where he served on the boards of Unilever plc and Unilever N.V. for 12 years. He was appointed as Non-Executive Chairman on 3 May 1997.

Dr P M Whitney – Non-Executive Deputy Chairman
Dr Paul Whitney (aged 57) has a BSc (Hons) in chemistry (Aston, 1969), a PhD in physical chemistry (Aston, 1972) and an MBA (Cranfield, 1980). From 1996 to 1998 he was chief executive of Sunlife Asset Management Limited. Prior to that he was chief executive of NatWest Investment Management Limited and managing director of NatWest Asset Managers Limited. He is currently chairman of Parallel Ventures Managers Limited. He was appointed as Non-Executive Deputy Chairman on 1 April 1996.

Dr T H Flanagan – Non-Executive Director
Dr Trevor Flanagan (aged 68) has a BSc (Hons) in biochemistry (Cardiff, 1960) and a PhD in biochemistry (Cardiff, 1963). From 1963 to 1978 he worked at ICI Pharmaceutical Limited in research project management and as a licensing manager. From 1978 to 1986 he worked for Synthelabo and was responsible for international project management and global regulatory affairs. In 1986 he joined Wellcome Foundation where he was strategic business manager for all therapeutic areas except anti-infectives. In 1995 he established his own pharmaceutical consultancy which he still conducts. He was appointed as a Non-Executive Director on 1 April 1996.

There were no contracts of significance with the Company or any of its subsidiaries subsisting during or at the end of the financial year in which a Director of the Company was materially interested.

The interests of Directors in the shares and share options of the Company at 31 August 2005 are disclosed in the report of the Board on remuneration on pages 29 to 34.

Substantial shareholdings

The Directors have been advised of the following substantial holdings as at 17 November 2005 in the Company's issued share capital:

Name of shareholder	% holding
Material interest	
Chakra Ltd	15.5
Invesco Perpetual Investment Series	11.7
HBOS plc	4.8
Legal and General plc	4.8
Non-material interest	
Amvescap plc	23.85

The material holding by Invesco Perpetual Investment Series is included within the non-material holding by Amvescap plc.

Save for the above, the Company has not been notified, as at 17 November 2005 of any material interest of 3% or more or any non-material interest exceeding 10% of the issued share capital of the Company.

Authority to purchase shares

At the Company's Annual General Meeting held on 25 February 2005, shareholders approved authority, for the purposes of Section 166 of the Companies Act 1985 (the 'Act'), to make market purchases (within the meaning of Section 163(3) of the Act of any of its ordinary shares of 1 pence each in the capital of the Company on such terms and in such manner as the Directors may from time to time determine, and where such shares are held as treasury shares, the Company may use them for the purposes of its employee share scheme provided that:

(a) the maximum number of ordinary shares which may be purchased is 4,274,882 representing approximately 10% of the ordinary share capital issued at 31 August 2004;

(b) the minimum price which may be paid for each ordinary share is 1 pence which shall be exclusive of all expenses, if any;

(c) the maximum price which may be paid for each ordinary share is an amount equal to 105% of the average middle market quotations for the ordinary shares of the Company as derived from the Official List of the London Stock Exchange for the five business days immediately preceding the day on which such share is contracted to be purchased;

(d) unless previously renewed, revoked or varied this authority shall expire at the conclusion of the Annual General Meeting in 2006.

As at 31 August 2005 this authority had not been utilised.

Creditor payment policy
The Group's current policy concerning the payment of the majority of its trade creditors is to follow the CBI's Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU). For other suppliers, the Group's policy is to:

a) agree the terms of payment with those suppliers when negotiating the terms of each transaction;

b) ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and

c) pay in accordance with its contractual and other legal obligations.

The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. The average credit period (expressed as creditor days) taken during the year was 32 days (2004: 55 days) for the Group and nil days for the Company in both years. The average credit period is calculated using purchases for the year and the closing trade creditors figure.

Employees
The Board of Directors are committed to continuing communication and involvement with all the Group's employees. Further details of the Group's policies towards its employees are given in the Corporate social responsibility review on pages 27 and 28.

Health and Safety
The Directors are committed to ensuring the highest standards of Health and Safety. Further details of the Group's policies towards its employees are given in the Corporate social responsibility review on pages 27 and 28.

Charitable donations
Phytopharm has established a Charity Committee to facilitate charitable donations to community programmes and local charities. During the year the Group made charitable donations of £246 (2004: £200).

International Financial Reporting Standards
The Group's first full financial statements disclosure under IFRS will be made for the year ending 31 August 2006, and its first interim statement in accordance with IFRS accounting policies will be made for the six months ending 28 February 2006. The Directors are committed to ensure that the transition to IFRS is actively managed and that the Group's auditors are involved throughout the process. The most notable change for the Group is likely to be the adoption of IFRS2 'Share Based Payment', which requires the fair value of equity based compensation to be recognised in the profit and loss account.

Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the next Annual General Meeting.

Dr G W Chong
Company Secretary
17 November 2005

Shareholders

The Group complies with the disclosure rules under its listing obligations on the London Stock Exchange.

The Group is committed to sharing details of its progress to all its stakeholders and ensures that its website is constantly updated to serve the interest of stakeholders.

Employees

The Group places considerable value on the involvement of its employees and seeks to keep them informed on subjects that may affect them including Group performance and developments in the professional fields in which they operate. This is achieved through formal and informal meetings, and a monthly Group newsletter. All staff are eligible for a number of benefits including the grant of share options.

Employee training and development requirements are assessed through the Group's appraisal process. Additional training is also provided throughout the year as required to enable continuous professional development. Phytopharm also provides sponsorship for staff development programmes and further qualifications.

The Group is committed to promoting equal opportunities and non-discrimination on all grounds. The Group's policy for equality is detailed in the employee handbook that is provided to all employees joining the Group during induction training. Applications from disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled, every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. The Group is committed to ensuring that the training, career progression and promotion of disabled persons should, as far as possible, be identical to that of other employees.

FTSE4Good

The Group has been a constituent member of the FTSE4Good index since March 2004. The index was designed to measure the performance of companies that meet globally recognised corporate responsibility standards.

Environment

Phytopharm recognises that protecting the environment is a primary corporate responsibility and that environmental matters are not just the responsibility of the Board of Directors, but also an area in which each employee, corporate partner and third party contractor has a contribution to make. Phytopharm therefore encourages all employees, partners and contractors involved in the development of its products to operate in an environmentally responsible manner and in accordance with national and appropriate international legislation. Where appropriate these requirements have been incorporated into the Group's standard operating procedures and the environmental performance of contractors is monitored through regular audit.

Biodiversity Treaty

Phytopharm's policy is to embrace the principles of the International Convention on Biodiversity and address the challenging issues it presents. The Group endeavours to enter into commercial arrangements with organisations and companies in third world countries that bring financial and technology transfer rewards to the originating country or inventor. These financial rewards may take the form of milestone payments or royalty shares in successful products. Examples of technology transfer include training of farmers to grow plants to Good Agricultural Practice (GAP) and the installation and training to support Good Manufacturing Practice (GMP) compliant facilities.

Quality Assurance

As a responsible pharmaceutical company, the Group's focus is to develop products in accordance with recognised quality guidelines and appropriate national and international legislation to ensure the efficacy of the product and the safety of the consumer. In order to achieve this, the Group has adopted the following guidelines:

Good Agricultural Practice (GAP)

The principles of GAP are applied to the growing and post-harvest processing of botanical raw materials. The Group's GAP manual and associated standard operating procedures have been developed with reference to recognised codes of practice. The manual provides a framework for growing protocols that are implemented by working with local growers, agronomists and horticulturalists in each of the countries where we are growing crops. The growing protocols are developed to combine local practice with the principles of GAP to ensure a synergy between developing agricultural systems and western agricultural practices. Compliance to the growing protocols is reviewed by crop record sheets and monitoring visits to the growing sites.

Good Laboratory Practice (GLP)

The Group requires that contractors involved in the conduct of pre-clinical studies and the analysis of such studies apply the appropriate level of GLP to their facilities. These requirements are detailed in the GLP regulations Statutory Instrument 199 No. 3106 and they have been incorporated into the Group's quality system. Compliance is routinely monitored by audit and training may be provided to ensure the level of compliance is acceptable.

Good Manufacturing Practice (GMP)

The Group requires that all contractors involved in the manufacture, analysis, packing, labelling, release, storage, distribution and any relevant related activities of botanical extracts, active pharmaceutical ingredients and investigational medicinal products apply the appropriate level of current GMP to their facilities as defined in GMP regulation and guideline documents.

These practices are mandatory requirements for products designated for use in clinical trials conducted in accordance with competent authorities' regulatory requirements. Guidelines are detailed in UK, European, US and UCH publications and have been incorporated into the Group's quality system. Compliance is routinely monitored by audit and training may be provided to ensure the level of compliance is acceptable.

Good Clinical Practice (GCP)

GCP is an international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve the participation of human subjects. All studies conducted in Europe and North America must have regulatory approval prior to initiation and compliance with the stated protocol is independently monitored and further assessed by audit. These actions help to provide assurance that the rights, safety and wellbeing of trial subjects are protected, consistent with the principles that have their origin in the Declaration of Helsinki, and that the clinical trial data are credible. These requirements have been incorporated into the Group's standard operating procedures and working documentation.

Social and ethical policy

It is Phytopharm's policy to address the growing concern among consumers about labour conditions around the world.

This is achieved by raising awareness and the promotion of the Social Accountability (SA8000) standard amongst our partners, suppliers and contractors.

These requirements are incorporated into Phytopharm plc's standard operating procedures. Assessment of contractor's compliance against this standard is made through audit and improvement plans are implemented to raise the level of compliance where appropriate.

The use of tests on animals to develop medicines is a subject of enormous sensitivity that rightly commands a high level of public interest. None of the modern medicines which benefit society today would have been developed without the appropriate use of laboratory animals. Regulatory authorities worldwide require that all new medicines must be subjected to rigorous safety testing in animals and in human clinical studies before they are approved for use. These requirements were specifically developed to protect people from potentially toxic effects of new medicines.

Wherever possible, Phytopharm uses non-animal methods such as isolated cells and computer modelling. However, these methods simply cannot reproduce the complexity of disease in a living creature. They cannot provide information as to whether a medicine will get to the right part of the body, in the right amount, over the right time frame to produce the desired effect, nor if it will do so safely. Such questions can only be answered by carrying out well designed tests with animals. Animals are only used where no alternative is available. That is why regulatory authorities require animal testing to fulfil the legal requirement for safe medicines. Indeed, it is not possible to obtain regulatory approval for new medicines without using animals.

Phytopharm is committed to implementing the three Rs – Reducing the number of animals used for research, Replacement by non-animal methods whenever possible and Refinement of the techniques used to eliminate, or reduce, suffering and improve animal welfare. Indeed, preliminary research on new medicines directed by Phytopharm scientists is carried out on isolated tissues and cell cultures rather than animals. Not only is this more humane, it is also a more cost-effective way to conduct research. Scientists try to obtain the information they need from the smallest number of animals, with the least effect on individual animals. Phytopharm is committed to ensuring high standards of all our contractors for the humane care and treatment of all laboratory animals.

Health and Safety

The Group is committed to the Health and Safety of all of its employees, partners and contractors. The Board is aware of its legal and moral obligations for Health and Safety at work and is committed to preventing accidents and minimising occupational ill health. The Group's policies relating to Health and Safety are set out in its safety manual and are incorporated into its standard operating procedures. The Group's Health and Safety committee meets on a regular basis.

Remuneration report of the Board of Directors

This report has been prepared in accordance with the Directors' Remuneration Regulations 2002 which introduced new statutory requirements for the disclosure of Directors' remuneration in respect of periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the UK Listing Authority and describes how the Board has applied the principles of the new Combined Code published in July 2003 relating to Directors' remuneration. As required by the regulations a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be approved.

The regulations require the auditors to report to the Company's members on certain parts of the Directors' remuneration report and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited information
Remuneration committee
The remuneration committee is comprised exclusively of independent Non-Executive Directors. They are as follows:

Dr P M Whitney (Chairman)

Mr G K G Stevens

Dr T H Flanagan

The Company's remuneration committee decides the remuneration policy that applies to Executive Directors and all of the Group's employees including other senior management. This comprises the setting of salaries for the Executive Directors, the setting of salary scales for other employees, approving the format and range of all performance related arrangements (both annual and long-term equity incentive arrangements), and determining the extent to which the elements of variable pay vest.

To assist the committee in establishing its policy and ensuring that it is met in practice, the Group has retained the services of New Bridge Street Consultants who are experts in advising on remuneration in the biotech industry. New Bridge Street Consultants are independent and provide no other services to the Group. The Chief Executive is invited to attend the committee meetings to make recommendations on compensation levels for employees.

During the year ended 31 August 2005 the remuneration committee met twice and there was full attendance at each meeting.

Remuneration of Non-Executive Directors
The Non-Executive Directors each receive a fee for their services, which is agreed by the Board following recommendation by the committee in respect of the Chairman and by the Chairman in respect of the other Non-Executive Directors with the assistance of independent advice, where necessary, concerning comparable organisations and appointments.

Neither the Chairman nor the other Non-Executive Directors receive any pension or other benefits from the Company.

Remuneration policy for Executive Directors
The Company's remuneration policy for Executive Directors is to:

- have regard to the Directors' experience and the nature and complexity of their work, and regard to Directors' remuneration in comparable companies, in order to pay a competitive salary that attracts and retains management of the highest quality;
- link individual remuneration packages to the Group's long-term performance through the award of share options in lieu of annual cash bonuses and via the Phytopharm Performance Share Plan;
- provide post retirement benefits through the Group's pension schemes.

Consistent with the above policy, compensation awarded to Executive Directors comprises four main performance and non-performance related elements:

- basic salary;
- benefits in kind;
- share options (awarded by reference to annual performance) and performance share awards;
- pension arrangements.

Basic salary
The remuneration committee sets the annual salaries for Executive Directors, having regard to personal performance and responsibilities of each Director and their expected future contribution.

Benefits in kind

The benefits provided to the Chief Executive Officer are the provision of a car allowance, home to work travel, life assurance, permanent health insurance and private medical insurance. The benefits provided to the Chief Operating Officer and Chief Financial Officer are the provision of a fully expensed company car, life assurance, permanent health insurance and private medical insurance.

Share options and performance share awards

The Group operates the same performance related annual bonus scheme for Executive Directors, senior managers and all other staff. The bonus for each individual depends on the Group achieving performance targets and on the performance of the individual. The bonus metrics are Group based and are derived from the annual budget and are agreed by the Board on the remuneration committee's recommendation when the Board approves the budget.

To promote a longer term interest and to preserve the Group's cash resources, the annual bonus is awarded in share options rather than cash. This was introduced in the year ended 31 August 2002 and will continue to be the remuneration committee's policy going forward unless the committee determines a change of policy is necessary in order to retain employee services.

The share options are granted under the Phytopharm Share Option Plan 2003, which is open to all members of staff. The Phytopharm Share Option Plan 2003 has three parts: Part A has Inland Revenue approval, Part B complies with the tax favoured Enterprise Management Incentive Legislation and Part C has no tax advantages. Where possible the Company will grant tax advantaged options. The individual grant limit in any one year is options over shares worth 250% of salary, although a grant of performance shares (see below) reduces this limit on a share by share basis. The actual grants made in the year were significantly lower than this limit and are specified for each Executive Director in the table on pages 33 and 34.

The vesting of a share option will depend on total shareholder return ('TSR') performance conditions being met. For two-thirds of the shares subject to an option the Company's TSR will be compared to that of a comparator group of UK listed biotechnology companies. For the remaining one-third of shares subject to option, the Company's TSR will be compared to that of the companies making up the FTSE Small Cap Index at or within three months of the vesting date. Each performance target is reviewed separately.

No part of an option can be exercised for below median performance. For options granted over shares with a market value at the date of grant of up to one times the optionholder's base salary, the option can be exercised in respect of one-third or two-thirds of the shares subject to the option (depending on which part of the performance condition is being reviewed) for median or better performance. For option grants in excess of one times salary, the balance in excess of one times salary will vest in respect of 25% for median performance (for example, for a grant of 150% of salary, 112.5% would vest at median), and the entire option would only be capable of exercise for upper quartile performance; between these two points, vesting will be on a straight line basis.

For options granted in 2005 and for future grants there is no opportunity to retest the performance condition.

The Directors consider TSR to be the most appropriate method of measuring performance at this stage of the Company's development where income streams have not stabilised and the Company has not yet made a profit. The committee seeks independent verification of the TSR conditions before confirming that a share option has vested.

The Group also operates the Phytopharm Performance Share Plan 2003, under which performance share awards can be made to selected senior Executives of the Company and its subsidiaries. The remuneration committee determine the level of awards subject to an annual 100% of salary individual limit. Performance share awards will normally vest three years after the date of grant subject to continued employment and the extent to which a performance target has been satisfied.

The remuneration committee's policy is that the same TSR performance condition as described above for share options will apply to the vesting of performance share awards. This is for the same reasons as given above. The relevant distinction is that the grant of share options depends on annual performance whereas it is envisaged that performance share awards will be granted each year in order to ensure that there is a continual and material long-term incentive element to the executives' remuneration packages.

However it should be noted that the vesting schedule applying to performance share awards is more demanding than that applying to share options. An award will not vest for below median performance; at median only 25% of an award will vest and in particular full vesting requires upper decile or above performance. In addition, the remuneration committee must be satisfied that the underlying financial performance of the Company over the vesting period has not deteriorated, with particular regard being given to the cash spend of the Company. Once the Company becomes sustainably profitable, the remuneration committee will consider formalising this financial underpin.

Pensions
All the Executive Directors have money purchase pension schemes to which the Company contributes 8% of basic salary.

Fees retained for non-executive directorships in other companies
Two Executive Directors hold positions in other companies as non-executive directors. The fees received for the year ended 31 August 2005 and retained by the Directors are as follows:

	Company in which non-executive directorship is held	Fees retained by the individual for the year ended 31 August 2005 £
Dr R P Dixey	Original Investments plc	10,000
Dr G W Chong	Greenchip Investments plc	2,000

Performance graph
The following shows the Company's performance, measured by total shareholder return compared with the performance of the FTSE Pharmaceuticals & Biotechnology Index also measured by total shareholder return. Total shareholder return looks at the value at 31 August 2005, of £100 invested in the Company on 1 September 2000 compared with the value of £100 invested in the FTSE Pharmaceuticals & Biotechnology Index over the same period. This index has been selected for this comparison because, in the opinion of the Directors, it is the most appropriate index against which the total shareholder return of the Company should be measured as it is an index of companies in similar market sectors.


Value (£)
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Phytopharm plc
FTSE Pharmaceuticals & Biotechnology Index

Source: Thomson Financial

Executive Directors' contracts
It is the Company's policy that Executive Directors should have contracts with an indefinite term but which provide for a maximum period of notice to be served by the Company or by the Director. The details of the Directors' contracts are summarised in the table below:

	Date of contract	Notice period
Dr R P Dixey	1 April 1996	12 months
Dr D D Rees	22 September 2000	6 months
Dr G W Chong	24 November 2003	6 months

In the event of termination, the Executive Directors' contracts provide for compensation up to a maximum of basic salary for the notice period.

In addition, all Executive Directors have agreed to retire on attaining the age of 65.

Non-Executive Directors' contracts

Terms of service for Non-Executive Directors are specified in letters of appointment. Currently appointments are for a period of 12 months commencing on 26 September, which may be renewed, and are subject to three months' notice.

In addition, one-third of all Directors are required under the Articles of Association to resign and offer themselves for re-election at each Annual General Meeting.

Directors' interests in shares

The interests of the Directors in the shares of the Company at 31 August 2005 were:

	Ordinary shares 31 August 2005
Dr R P Dixey*	**543,964**
Dr G W Chong	**416**
Mr G K G Stevens	**7,750**
Dr T H Flanagan	**1,000**

All Directors' interests are beneficially held.

*In addition to these shares, Dr R P Dixey has a beneficial interest in 7,932,000 (2004: 7,932,000) ordinary shares of 1 pence each by virtue of holding 50% of the issued share capital of Chakra Limited, which owns 7,932,000 shares in Phytopharm plc.

Dr Dixey's shareholding increased by 288,889 shares during the year arising from the exercise of share options. There were no other changes in Directors' interests in the share capital of the Company during the year. Apart from the interests disclosed above no Directors were interested at any time in the year in the share capital of the Company or other Group companies.

Audited information

Directors' detailed emoluments and compensation

Details of individual Directors' emoluments for the year are as follows:

				2005		2004	
Executive	**Salary and fees £**	**Bonus £**	**Monetary value of benefits £**	**Total excluding pensions £**	**Pension contributions £**	Total excluding pensions £	Pension contributions £
Dr R P Dixey	**176,823**	–	**20,000**	**196,823**	**14,146**	181,870	13,454
Dr G W Chong	**117,015**	–	**14,403**	**131,418**	**9,361**	118,822	8,439
Dr D Rees	**130,017**	–	**13,734**	**143,751**	**10,401**	133,739	9,673
	423,855	–	**48,137**	**471,992**	**33,908**	434,431	31,566
Non-executive							
Mr G K G Stevens	**30,000**	–	–	**30,000**	–	30,000	–
Dr P M Whitney	**20,000**	–	–	**20,000**	–	20,000	–
Dr T H Flanagan	**20,000**	–	–	**20,000**	–	20,000	–
	70,000	–	–	**70,000**	–	70,000	–
Total	**493,855**	–	**48,137**	**541,992**	**33,908**	504,431	31,566

The Directors receive certain benefits in kind. The benefits provided to the Chief Executive Officer are the provision of a car allowance, home to work travel, life assurance, permanent health insurance and private medical insurance. The benefits provided to the Chief Operating Officer and Chief Financial Officer are the provision of a fully expensed company car, life assurance, permanent health insurance and private medical insurance.

No Director waived emoluments in respect of the year ended 31 August 2005 (2004: £nil).

The table below shows the gains made by individual directors from the exercise of share options. The gains are calculated as at the exercise date, although the shares may have been retained.

	Number of options exercised	Date exercised	Exercise price	Market value on exercise	Gain on exercise
Dr R P Dixey	288,889	3 December 2004	£0.45	£1.82	£394,333

The Group was obliged during the year to pay to the Inland Revenue £157,731 arising in respect of personal tax on the exercise by the Chief Executive Officer of 288,889 share options on 3 December 2004, near the end of the exercise period. Dr Dixey is accordingly obliged to reimburse such amount to the Company including interest charges at 5%, being the Inland Revenue Approved Rate. The balance outstanding at 31 August 2005 is £161,616, the maximum liability during the year, including £3,885 accrued interest. No provision for this debt has been made and there are no security or guarantee arrangements in place.

There were no gains made by individual directors from the exercise of share options for the year ended 31 August 2004.

Directors' interest in share options

Details of options over shares of the Company held by Directors, all of which have been granted at no cost to the Directors, are set out below:

	At 31 August 2004	Number of options granted during the year	Number of options exercised in the year	**At 31 August 2005**	Note*	Exercise price	Date from which exercisable	Expiry date
Dr R P Dixey	72,223	–	72,223	**–**	1b	45p	6 December 2000	5 December 2004
	72,222	–	72,222	**–**	2b	45p	6 December 2000	5 December 2004
	144,444	–	144,444	**–**	3	45p	6 December 2002	5 December 2004
	8,564	–	–	**8,564**	1b	£3.89	15 December 2002	14 December 2006
	8,563	–	–	**8,563**	2b	£3.89	15 December 2002	14 December 2006
	17,127	–	–	**17,127**	3	£3.89	15 December 2004	14 December 2006
	8,555	–	–	**8,555**	1b	£6.575	7 December 2003	6 December 2007
	8,555	–	–	**8,555**	2b	£6.575	7 December 2003	6 December 2007
	17,110	–	–	**17,110**	3	£6.575	7 December 2005	6 December 2007
	9,816	–	–	**9,816**	1b	£4.775	7 December 2004	6 December 2008
	9,817	–	–	**9,817**	2b	£4.775	7 December 2004	6 December 2008
	19,634	–	–	**19,634**	3	£4.775	7 December 2006	6 December 2008
	24,746	–	–	**24,746**	1b	£1.165	6 December 2005	5 December 2009
	24,745	–	–	**24,745**	2b	£1.165	6 December 2005	5 December 2009
	49,490	–	–	**49,490**	3	£1.165	6 December 2007	5 December 2009
	48,649	–	–	**48,649**	4b	£1.425	2 May 2006	1 May 2013
	14,435	–	–	**14,435**	4b	£2.125	9 December 2006	8 December 2013
	36,814	–	–	**36,814**	4c	£2.125	9 December 2006	8 December 2013
	20,000	–	–	**20,000**	4c	£1.85	5 May 2007	4 May 2014
	615,509	–	288,889	**326,620**				
Dr D D Rees	13,043	–	–	**13,043**	1a	£2.30	24 June 2002	23 June 2009
	6,957	–	–	**6,957**	1b	£2.30	24 June 2002	23 June 2006
	20,000	–	–	**20,000**	2b	£2.30	24 June 2002	23 June 2006
	40,000	–	–	**40,000**	3	£2.30	24 June 2004	23 June 2006
	10,000	–	–	**10,000**	1b	£3.89	15 December 2002	14 December 2006
	10,000	–	–	**10,000**	2b	£3.89	15 December 2002	14 December 2006
	20,000	–	–	**20,000**	3	£3.89	15December 2004	14 December 2006
	5,704	–	–	**5,704**	1b	£6.575	7 December 2003	6 December 2007
	5,703	–	–	**5,703**	2b	£6.575	7 December 2003	6 December 2007
	11,406	–	–	**11,406**	3	£6.575	7 December 2005	6 December 2007
	7,500	–	–	**7,500**	1b	£4.60	2 August 2004	1 August 2008
	7,500	–	–	**7,500**	2b	£4.60	2 August 2004	1 August 2008
	15,000	–	–	**15,000**	3	£4.60	2 August 2006	1 August 2008
	13,215	–	–	**13,215**	1b	£4.775	21 May 2005	20 May 2009
	13,214	–	–	**13,214**	2b	£4.775	21 May 2005	20 May 2009
	26,430	–	–	**26,430**	3	£4.775	21 May 2007	20 May 2009
	33,342	–	–	**33,342**	4b	£1.425	2 May 2006	1 May 2013
	10,582	–	–	**10,582**	4b	£2.125	9 December 2006	8 December 2013
	51,722	–	–	**51,722**	4c	£2.125	9 December 2006	8 December 2013
	20,000	–	–	**20,000**	4c	£1.85	5 May 2007	4 May 2014
	341,318	–	–	**341,318**				
Dr G W Chong	60,808		–	**60,808**	4b	£2.30	2 May 2006	1 May 2013
	6,281	–	–	**6,281**	4b	£2.125	9 December 2006	8 December 2013
	28,843	–	–	**28,843**	4c	£2.125	9 December 2006	8 December 2013
	20,000	–	–	**20,000**	4c	£1.85	5 May 2007	4 May 2014
	115,932	–	–	**115,932**				
Total	1,072,759	–	288,889	**783,870**				

*Further details of the terms of the share option schemes are contained in note 21 to the financial statements under the note reference in the above table.

Directors' interests in long-term incentive plans

	At 31 August 2004	Number of awards granted during the year	Number of awards vested in the year	**At 31 August 2005**	Notes*	Market price at date of grant	Exercise price	Date from which vesting	Expiry date
Dr R P Dixey	–	56,389	–	**56,389**	5	£1.815	£0.01	3 December 2007	2 June 2008
	–	23,055	–	**23,055**	5	£1.255	£0.01	11 May 2007	10 December 2007
	–	79,444	–	**79,444**					
Dr D D Rees	300,000	–	–	**300,000**	5	£1.165	£0.01	6 December 2005	5 June 2006
	–	41,463	–	**41,463**	5	£1.815	£0.01	3 December 2007	2 June 2008
	–	16,952	–	**16,952**	5	£1.255	£0.01	11 May 2007	10 December 2007
	300,000	58,415	–	**358,415**					
Dr G W Chong	50,000	–	–	**50,000**	5	£2.965	£0.01	7 July 2006	6 January 2007
	–	37,317	–	**37,317**	5	£1.815	£0.01	3 December 2007	2 June 2008
	–	150,000	–	**150,000**	5	£1.815	£0.01	3 December 2007	2 June 2008
	–	15,257	–	**15,257**	5	£1.255	£0.01	11 May 2007	10 December 2007
	50,000	202,574	–	**252,574**					
Total	350,000	340,433	–	**690,433**					

*Further details of the terms of the share option schemes are contained in note 21 to the financial statements under the note reference in the above table.

The market price of the Company's shares at the end of the financial year was 79 pence (31 August 2004: 151 pence) and the range of market prices during the year was between 75 pence and 251 pence.

Approval
This report was approved by the Board of Directors on 17 November 2005 and signed on its behalf by:

Dr P M Whitney
Chairman of the remuneration committee

The Combined Code

The Directors are accountable to shareholders for the good corporate governance of the Group and seek to uphold and report on compliance with current best practice in corporate governance.

The Group seeks to follow best practice in corporate governance and has complied throughout the year with the best practice provisions of the FRC Combined Code on corporate governance, in effect for the financial year to 31 August 2005. The new Combined Code published in July 2003, became effective for the financial year commencing 1 September 2004. This report together with the Report of the Board on remuneration sets out the manner in which the Group has applied all the principles contained in the Combined Code.

The Board of Directors

The Board is chaired by Mr G K G Stevens and meets for regular business six times a year. All meetings were fully attended. In addition, further meetings are held if circumstances require. The Board has agreed a schedule of items that are specifically reserved for its consideration. The Board is responsible for the overall direction and strategy of the Group and for securing the optimum performance from Group assets.

The Board of Directors consists of three Executive and three Non-Executive Directors. Dr T H Flanagan is the senior Non-Executive Director. Biographies of the Directors are set out on pages 24 and 25. Details of the Directors' shareholdings are shown on page 32.

There is clear separation of the roles of Chairman and Chief Executive Officer. The Chairman is responsible for overseeing the running of the Board, ensuring that no individual dominates the Board's decision making and ensuring that the Non-Executive Directors are properly briefed on matters. The Chief Executive Officer has responsibility for implementing the Board's strategy and managing day-to-day business activities of the Group with the Executive Directors and senior managers.

The Board has established procedures to allow individual Directors to seek independent professional advice at the Company's expense for the furtherance of their duties, and all Directors have access to the services of the Company Secretary who is responsible for ensuring that relevant procedures, rules and regulations are complied with. Newly appointed Directors receive a comprehensive introduction to the Group's business as well as information on their responsibilities and roles as a Director of the Company.

Board evaluation

The Board is mindful of the requirement to undertake annual evaluation of its performance and that of its committees and individual Directors. All Directors have conducted a self-assessment of the performance of the Board during the year by reference to an evaluation checklist provided by the Group's external auditors. Areas for improvement identified by the assessment will be addressed accordingly.

The Board has established the following committees:

Audit committee

The audit committee comprises Dr P M Whitney, Dr T H Flanagan and Mr G K G Stevens and is chaired by Dr P M Whitney. Although two of them have been in office for more than nine years, none of the Non-Executive Directors are involved in the day-to-day running of the Group's business and, after reviewing their respective shareholdings and business interests notified to the Company, the audit committee considers that it is independent of the Company. The committee met twice during the year with the Group's external auditors and Executive Directors attending where appropriate. Both meetings were fully attended. The committee assists the Board in ensuring that the Group's published financial statements give a true and fair view and in securing reliable internal financial information for decision making. The committee reviews the findings of the external auditors and reviews key accounting policies and judgements. The audit committee is also responsible for monitoring the effectiveness of the external audit process and the independence of the external auditors, recommending audit fee proposals to the Board and considering the scale and nature of non-audit work. Non-audit services provided by the external auditors are discussed to ensure the committee is satisfied regarding the objectivity and independence of the external audit, including any relevant safeguards. Any material non-audit fees are approved by the committee before being committed. The Group has a Quality Assurance manager but does not have an internal financial audit function. The audit committee considers that this is appropriate at this time given the size of the Group. The audit committee reviews the Company's Protected Disclosure policy and procedure on an annual basis to ensure that adequate arrangements are in place by which members of staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other areas. The committee considers that appropriate arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow up action. The audit committee conducted a self-assessment of its performance during the year by reference to an evaluation checklist provided by the Group's external auditors. Areas for improvement identified by the assessment will be addressed accordingly. A copy of the committee's terms of reference is available on the Company's website.

Remuneration committee
The remuneration committee comprises Dr P M Whitney, Dr T H Flanagan and Mr G K G Stevens and is chaired by Dr P M Whitney. It met twice during the year, both meetings being fully attended, and is responsible for making recommendations to the Board on remuneration policy for all members of staff and Executive Directors. The policy recommendations include setting salary scales, and approving the format and range of incentive payments and share option grants to all staff. Remuneration of Non-Executive Directors is under the control of the Executive Directors. The remuneration committee conducted self-assessment of its performance during the year by reference to an evaluation checklist provided by the Group's external auditors. Areas for improvement identified by the assessment will be addressed accordingly. A copy of the committee's terms of reference is available on the Company's website.

Nomination committee
The nomination committee comprises Dr T H Flanagan, Dr P M Whitney and Mr G K G Stevens and is chaired by Dr T H Flanagan. It was not required to meet during the year. A copy of the committee's terms of reference is available on the Company's website.

Relationship with shareholders
The Company is committed to maintaining good relations with its institutional and private shareholders and reports formally to shareholders on a six monthly basis through the provision of interim and annual reports. In addition, the Group keeps shareholders informed of significant events for the Group during the year by issuing press releases. The Group also maintains communication by making presentations during the year to institutional shareholders on request and to all shareholders through the Company's website www.phytopharm.com. This contains information on all of the Company's products and all financial reports and press releases issued by the Company. Details of the current share price and historic share price performance are also included. The Company also encourages private shareholders to attend the Company's Annual General Meeting where they will have the opportunity, both formally and informally, to ask questions of the Directors.

Annual General Meetings
The principal forum for discussion with shareholders is the Annual General Meeting. Formal notification together with an explanation of each proposed resolution is sent to shareholders at least 20 working days in advance of the meeting. At the meeting the Board provides a summary of the year's events after which all the Directors are available to answer questions from shareholders. During the meeting all shareholders present are informed of the proxy votes cast for and against each resolution.

Internal controls
The Board acknowledges that it is responsible for the Group's system of internal control and for regularly reviewing its effectiveness. However, the Board acknowledges that such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

The key procedures that the Board has established are designed to provide effective internal controls within the Group and comply with the Internal Control Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales. There is an ongoing process for identifying and managing significant risks faced by the Group which has been in place throughout the year.

The Group's key internal control procedures include the following:

Control environment
The Group's control environment is the responsibility of the Group's Directors and managers at all levels. The Group's organisational structure has clear lines of reporting and responsibility. Regular programme reviews are held to review progress against plan for each programme. These groups report monthly to a management group comprising the Executive Directors and key senior managers to compare progress against plan for the business as a whole. Overall control of the business rests with the Board of Directors.

Risk identification and evaluation

Regular assessments of ongoing risks facing the business are undertaken as part of the project reviews and monthly management Group meetings in the key areas such as management of working capital, compliance, legal and operational issues.

Operational controls

Manufacturing. All supplies of pharmaceutical products manufactured on behalf of Phytopharm are produced in accordance with Good Manufacturing Practice (GMP) which ensures that the products are manufactured consistently to the appropriate quality standards. The Company also has a number of plantations operating under Good Agricultural Practice (GAP) to ensure that raw material supply is consistently controlled and of appropriate quality.

Pre-clinical studies. Key pre-clinical studies to determine the safety and efficacy of new products are conducted in accordance with Good Laboratory Practice (GLP) at contractors who operate under those regulations. Each contractor is visited by our Quality Assurance auditor to assess compliance with GLP prior to commencing studies.

Clinical studies. All clinical studies carried out by the Group are in accordance with Good Clinical Practice (GCP). This ensures that the health and well being of the subjects is carefully monitored during the study and that the data gathered is complete and reliable. These procedures are subject to audit, either by our Quality Assurance manager or a third party.

Financial controls

Financial reporting. Budgets and long-term forecasts are prepared annually to allow management to monitor the key business and financial risks. Further, more frequent, forecasts are prepared if circumstances require. The budgets are reviewed and approved by the Board prior to adoption by the Company. Management accounts are prepared on a monthly basis and performance against budget is analysed in detail and reported on monthly.

Control procedures. The Group has established detailed policies, and accounting and administrative procedures are in place covering all significant areas and key systems. These include formal authorisation procedures for the transfer of funds, capital expenditure and recruitment. Any commitment of expenditure requires documentary approval which is subject to prescribed limits of authority. Any major expenditure or commitment including the appointment of senior members of staff requires Board approval.

Compliance

The Group has established a series of standard operating procedures (SOPs) covering the operations of the business, including the operation of review meetings and the dissemination of information outside the business. These SOPs are designed to ensure compliance with the agreed internal procedures of the Group and external regulations where appropriate. All SOPs are reviewed on a regular basis and updated where necessary by the relevant group or department under the control of the Quality Assurance manager.

Going concern

The Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Group's financial statements.

The BioIndustry Association (BIA) Code of Practice

Phytopharm is a member of the BIA who have published a code of eight principles which are broad statements of best practice for information communication and management for its members. The Group has complied with the Code for the year under review.

Statement of Directors' responsibilities

Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company's website. Uncertainty regarding legal requirements for the preparation and dissemination of financial statements is compounded as information published on the internet is accessible in many countries with differing legal requirements relating to this.

Statement of compliance

The Board has carried out a review of its corporate governance procedures (including internal controls) during the year and is pleased to confirm that the Group has complied throughout the year with the provisions of the Combined Code with the following exception:

Provision A.7.2 recommends that Non-Executive Directors should be appointed for specified terms subject to re-election and to the Companies Act's provisions relating to the removal of a director. As at 31 August 2005, the service contracts for the Non-Executive Directors were not fixed term and could only be terminated by the Non-Executive Director on giving 90 days' notice or by the shareholders in a general meeting.

The Non-Executive Directors have signed revised contracts dated 26 September 2005 which are for a specified period of 12 months.

By order of the Board

Dr G W Chong
Company Secretary
17 November 2005

Independent auditors' report to the members of Phytopharm plc

We have audited the financial statements which comprise the consolidated profit and loss account, the reconciliation of movements in Group shareholders' funds, the consolidated and Company balance sheet, the consolidated cash flow statement and the related notes which have been prepared under the historical cost convention and the accounting policies set out in note 1 in the notes to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the preliminary sections (Strategy and Key events over the year), the Chairman and Chief Executive's statement, the operational sections (Our unique approach, Four disease areas and the Operational review), the Financial review, the Directors' report, the Corporate Social Responsibility review, the unaudited part of the Directors' remuneration report and the Corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 August 2005 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge
17 November 2005

Consolidated profit and loss account for the year ended 31 August 2005

	Notes	2005 £	2004 £
Turnover	2	**7,378,110**	1,072,082
Cost of sales		**(399,842)**	(10,136)
Gross profit		**6,978,268**	1,061,946
Net operating expenses	3	**(10,270,983)**	(8,057,945)
Operating loss		**(3,292,715)**	(6,995,999)
Interest receivable and similar income		**338,212**	239,235
Interest payable and similar charges	6	**(295)**	(312)
Loss on ordinary activities before taxation	7	**(2,954,798)**	(6,757,076)
Tax credit on loss on ordinary activities	8	**274,341**	530,946
Loss for the financial year	22	**(2,680,457)**	(6,226,130)
Basic and diluted loss per ordinary share (pence)	10	**(5.9)**	(15.3)

All revenues and expenses shown above were generated from continuing operations.

The Group has no recognised gains or losses other than those included in the losses above, and therefore no separate statement of total recognised gains and losses has been presented.

Reconciliation of movements in Group shareholders' funds for the year ended 31 August 2005

	Notes	2005 £	2004 £
Loss for the financial year	22	**(2,680,457)**	(6,226,130)
New share capital issued	20	**10,259,384**	6,519,929
Expenses of share issue	22	**(1,153,012)**	(154,035)
Share option compensation charge	5, 22	**110,780**	55,400
Net increase in shareholders' funds		**6,536,695**	195,164
Opening shareholders' funds		**5,292,048**	5,096,884
Closing shareholders' funds		**11,828,743**	5,292,048

Consolidated and Company balance sheets at 31 August 2005

		Group		Company	
		2005	2004	**2005**	2004
	Notes	**£**	£	**£**	£
Fixed assets					
Tangible assets	11	**146,002**	177,817	**–**	–
Investments	12	**–**	–	**205,800**	205,800
		146,002	177,817	**205,800**	205,800
Current assets		**–**			
Stocks	13	**947,221**	350,534	**–**	–
Debtors: amounts falling due after one year	14	**–**	613,929	**34,179,737**	32,662,983
Debtors: amounts falling due within one year	14	**1,339,430**	977,837	**12,180**	24,981
Cash held on deposit as short-term investments	15	**11,600,359**	5,237,452	**11,600,359**	5,237,452
Cash at bank and in hand		**40,380**	193,708	**15,240**	125,046
		13,927,390	7,373,460	**45,807,516**	38,050,462
Creditors: amounts falling due within one year	16	**(2,244,649)**	(2,259,229)	**(88,421)**	(523,792)
Net current assets		**11,682,741**	5,114,231	**45,719,095**	37,526,670
Total assets less current liabilities		**11,828,743**	5,292,048	**45,924,895**	37,732,470
Net assets		**11,828,743**	5,292,048	**45,924,895**	37,732,470
Capital and reserves					
Called up share capital	20	**511,809**	427,488	**511,809**	427,488
Share premium account	22	**47,156,708**	38,134,657	**46,661,301**	37,639,250
Merger reserve	22	**(204,211)**	(204,211)	**–**	–
Profit and loss account	22	**(35,635,563)**	(33,065,886)	**(1,248,215)**	(334,268)
Equity shareholders' funds		**11,828,743**	5,292,048	**45,924,895**	37,732,470

The financial statements comprising the consolidated profit and loss account, the reconciliation of movements in Group shareholders' funds, consolidated and Company balance sheets, consolidated cash flow statement and related notes, were approved by the Board of Directors on 17 November 2005 and were signed on its behalf by:

Dr G W Chong
Chief Financial Officer

Consolidated cash flow statement for the year ended 31 August 2005

	Notes	2005 £	2004 £
Net cash outflow from continuing operating activities	25	**(4,023,697)**	(6,826,047)
Returns on investments and servicing of finance			
Interest received		**338,212**	239,235
Other interest paid		**(295)**	(312)
Net cash inflow from returns on investments and servicing of finance		**337,917**	238,923
Taxation			
UK corporation tax credit received		**630,300**	855,699
Foreign tax paid		**(400,000)**	(100,000)
Net cash inflow from taxation		**230,300**	755,699
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(62,845)**	(117,110)
Sale of tangible fixed assets		**9,000**	14,575
Repayment of advances to/(advances to) suppliers		**613,929**	(613,929)
Net cash inflow/(outflow) for capital expenditure and financial investment		**560,084**	(716,464)
Cash outflow before use of liquid resources and financing		**(2,895,396)**	(6,547,889)
Management of liquid resources			
Increase in cash held on short-term deposit	24	**(6,362,907)**	(105,900)
Financing			
Proceeds from exercise of share options		**157,894**	36,625
Proceeds from issue of share capital		**10,101,490**	6,483,304
Expenses of issue of share capital		**(1,153,012)**	(154,035)
Repayment of principal under finance leases		**(1,397)**	–
Net cash inflow from financing		**9,104,975**	6,365,894
Decrease in cash	24	**(153,328)**	(287,895)

Reconciliation to cash for the year ended 31 August 2005

	2005 £	2004 £
Cash at 1 September	**193,708**	481,603
Decrease in cash	**(153,328)**	(287,895)
Cash at 31 August	**40,380**	193,708

Notes to the financial statements for the year ended 31 August 2005

1 Accounting policies
These financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important Group accounting policies, which have been applied consistently and which the Directors consider to be the most appropriate, is set out below. The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation
The acquisition by the Company's subsidiary, Phytotech Limited (formerly Phytopharm Limited), of Phytodevelopments Limited on 21 March 1996 has been accounted for as a merger in the consolidated financial statements, and all transactions between the two companies have been eliminated.

On 3 April 1996 the Group structure was reorganised and a new holding Company established by way of a share exchange. This has been accounted for as a merger in the consolidated accounts, and all transactions within the Group have been eliminated.

Share option compensation charge
Under the provisions of Urgent Issues Task Force (UITF) Abstract 17, 'Employee Share Schemes', a charge has been made to the profit and loss account with a corresponding credit to reserves for the difference between the market value at the date of grant and the exercise price of the options granted. The effect of uncertainty as to whether any performance criteria will be met has been dealt with by estimating the number of shares that may in due course be issued. The charge has been spread over the period to which any performance criteria relate.

Financial instruments
The Group's financial instruments comprise cash and short-term investments, trade debtors and trade creditors that arise directly from operations, advances to suppliers of stock and finance leases.

Tangible fixed assets
The cost of tangible fixed assets is their purchase cost, together with any incidental expenses of acquisition.

Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The principal rates used for this purpose are:

Plant and machinery	20%
Computer equipment	33%
Fixtures and fittings	20%
Motor vehicles	25%

Leasehold improvements are amortised over the shorter of the lease term and the assets useful economic life.

Investments
Fixed asset investments are shown at cost less provision for any impairment.

Research and development expenditure
Expenditure on research and development is written off as incurred.

Finance and operating leases
Costs in respect of operating leases are charged on a straight line basis over the lease term. Where fixed assets are financed by leasing agreements, which transfer to the Company substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease term and the useful lives of equivalent owned assets.

Foreign currencies
Transactions denominated in foreign currencies are translated into sterling at actual rates of exchange ruling at the date of transaction. Monetary assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year. All foreign currency exchange differences are taken to the profit and loss account in the year in which they arise.

1 Accounting policies continued

Turnover

Turnover, which excludes value added tax, represents the invoiced value of goods and services supplied, net of certain promotional activity.

Amounts received or receivable in respect of research and development contracts, collaborative research agreements, licence fees or milestone payments are recognised as turnover when the licence rights are granted or the specific conditions stipulated in the agreements have been satisfied. These amounts are shown gross of any withholding tax.

Cost of sales and operating expenses

Cost of sales comprises the proportion of milestone and royalty income earned by the Group and due to third parties under licence agreements and the direct cost of goods sold including distribution costs. All research and development costs, whether funded by third parties under licence and development agreements or not, are included within operating expenses and classified as research and development costs.

Deferred taxation

Provision is made for deferred tax liabilities using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with Financial Reporting Standard (FRS) 19 'Deferred Tax'. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Pension costs

The Group contributes a percentage of employees' gross salary costs to defined contribution money purchase schemes. Employees may opt out of the State scheme if they wish. The pension costs charged against profit represent the amount of contributions payable to the pension schemes in respect of the accounting period.

The Group provides no other post retirement benefits to its employees.

Provisions

In accordance with the provisions of Urgent Issues Task Force Abstract 25 ('National Insurance Contributions on Share options'), a provision is made based on the current employer's National Insurance rate applied to the difference between the market value of the shares under option and the option exercise price at the balance sheet date. The provision is charged to the profit and loss account over the period in which the share options vest.

Stock

Stock including raw materials, work in progress and finished goods is stated at the lower of cost and net realisable value. Cost represents direct materials and where applicable production overheads.

Short-term investments

Bank deposits which are not repayable on demand without any penalty are treated as short-term investments in accordance with FRS 1 (revised) 'Cash flow statements'. Movement in such investments is included under 'management of liquid resources' in the cash flow statement.

2 Segmental analysis

	2005 £	2004 £
By business activity		
Licensing and development	**7,248,721**	1,052,360
Product sales	**129,389**	19,722
	7,378,110	1,072,082
Destination by geographical area		
United Kingdom	**127,894**	19,722
Asia	**4,000,180**	1,052,360
Europe	**3,250,036**	–
	7,378,110	1,072,082

All the Group's turnover, loss before taxation and net assets arose in the United Kingdom. The result before tax and net assets of the product sales segment are not currently separable from those of the Group as a whole.

3 Operating expenses

	2005 £	2004 £
Continuing operations		
Research and development		
Funded	**1,605,955**	–
Unfunded	**6,856,143**	6,347,431
	8,462,098	6,347,431
Administrative expenses	**1,808,885**	1,710,514
	10,270,983	8,057,945

Funded research and development costs relate to the expenditure for which the Company is reimbursed as projects progress.

4 Directors' emoluments

	2005 £	2004 £
Aggregate emoluments	**541,992**	504,431
Contributions to money purchase pension schemes	**33,908**	31,566
	575,900	535,997

The aggregate net gains on share options made during the year, calculated on the date the options were exercised using the market value on that date, were £394,333 (2004: £nil).

Detailed disclosures of Directors' individual remuneration and share options are given in the report of the Board on remuneration on pages 29 to 34.

All the Executive Directors, comprising three this year and four last year, have retirement benefits accruing to them from money purchase pension schemes in respect of qualifying services.

Fees and other emoluments (excluding pension contributions) payable to the highest paid Director are as follows:

	2005 £	2004 £
Aggregate emoluments	**196,823**	181,870
Contributions to money purchase pension schemes	**14,146**	13,454
	210,969	195,324

All the gains on share options relate to the highest paid Director.

5 Employee information

The average monthly number of persons (including Executive Directors) employed during the year was:

	2005 Number	2004 Number
Administration	**12**	11
Research and development	**28**	29
	40	40

	2005 £	2004 £
Staff costs (for the above persons):		
Wages and salaries	**1,521,234**	1,468,293
Social security costs	**183,922**	172,782
Other pension costs	**92,514**	90,232
Share option compensation charge	**110,780**	55,400
	1,908,450	1,786,707

6 Interest payable and similar charges

	2005 £	2004 £
Other interest payable	**295**	312
	295	312

7 Loss on ordinary activities before taxation

	2005 £	2004 £
Loss on ordinary activities before taxation is stated after charging:		
Depreciation charge for the year:		
Tangible owned fixed assets	**89,465**	93,114
Tangible assets held under finance leases	**140**	–
Gain on disposal of fixed assets	**(1,150)**	(6,471)
Auditors' remuneration for:		
Audit services:		
– statutory audit (Company £23,050, 2004: £19,587)	**32,800**	27,762
– audit-related regulatory reporting	**–**	88,500
Further assurance services	**86,953**	310,700
Tax compliance services	**4,056**	7,585
Tax advisory services	**2,534**	–
Operating lease charges:		
Plant and machinery	**46,568**	43,413
Other assets	**84,900**	84,900

Further assurance services relate to services in connection with capital markets transactions.

8 Tax on loss on ordinary activities

	2005 £	2004 £
Current tax:		
UK corporation tax credit on loss for the year	**674,341**	630,946
Foreign Tax	**(400,000)**	(100,000)
Current tax credit on loss on ordinary activities	**274,341**	530,946

Foreign tax relates to the 10% Japanese withholding tax suffered on the £4 million income from Yamanouchi (2004: £1 million).

There is no corporation tax charge because of the incidence of tax losses (2004: £nil). The Company has taken advantage of the Research and Development corporation tax credits introduced in the Finance Act 2000 whereby a company may surrender corporation tax losses incurred on research and development expenditure for a corporation tax refund at the rate of 24 pence in the pound of actual spend.

Factors affecting the current tax credit for the year

	2005 £	2004 £
Loss on ordinary activities before tax	**(2,954,798)**	(6,757,076)
Loss on ordinary activities multiplied by the standard rate for research and development tax credits of 16% (2004: 16%)	**(472,768)**	(1,081,132)
Effect of:		
Difference between depreciation and capital allowances	**14,096**	10,712
Short-term timing differences	**(138)**	(843)
Expenses not deductable for tax purposes	**(38,847)**	55,271
Enhanced research and development expenditure	**(329,886)**	(282,419)
Carried forward losses	**153,202**	667,465
Foreign tax	**400,000**	100,000
Current tax credit for the year	**(274,341)**	(530,946)

9 Loss for the financial year

As permitted by Section 230 of the Companies Act 1985, the parent Company's profit and loss account has not been included in these financial statements. The parent Company's loss for the year to 31 August 2005 was £913,947 (2004: £833,346).

10 Loss per ordinary share

The calculation of basic and diluted earnings per share on the net basis is based on the loss on ordinary activities after taxation, namely £2,680,457 (2004: £6,226,130) and on 45,623,780 (2004: 40,820,636) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the year.

The Company has no dilutive potential ordinary shares in issue because it is loss making.

A further measure of earnings per share has been recommended by the Institute of Investment Management and Research (the 'IIMR') for adoption by financial analysts. This measure, known as headline earnings, adjusts standard earnings per share to eliminate capital items only. There are no material adjustments in respect of this measure.

11 Tangible fixed assets

	Short leasehold improvements £	Computer equipment £	Motor vehicles £	Plant and machinery £	Fixtures and fittings £	Total £
Cost						
At 1 September 2004	3,363	319,022	60,548	27,253	143,522	553,708
Additions	3,000	29,015	12,495	4,368	16,762	65,640
Disposals	–	(85,558)	(13,049)	(892)	–	(99,499)
At 31 August 2005	**6,363**	**262,479**	**59,994**	**30,729**	**160,284**	**519,849**
Depreciation						
At 1 September 2004	3,363	222,978	29,114	14,602	105,834	375,891
Charge for year	150	58,149	15,529	4,555	11,222	89,605
Disposals	–	(85,272)	(5,485)	(892)	–	(91,649)
At 31 August 2005	**3,513**	**195,855**	**39,158**	**18,265**	**117,056**	**373,847**
Net book value						
At 31 August 2005	**2,850**	**66,624**	**20,836**	**12,464**	**43,228**	**146,002**
Net book value						
At 31 August 2004	–	96,044	31,434	12,651	37,688	177,817

Group

The net book value of tangible fixed assets held under finance leases and hire purchase contracts included in the above figures is as follows:

	2005 £	2004 £
Plant and machinery	**2,610**	–

Company

The Company has no tangible fixed assets.

12 Fixed asset investments

	Group 2005 £	Group 2004 £	Company 2005 £	Company 2004 £
Shares in Group undertakings				
At 1 September and 31 August	**–**	–	**205,800**	205,800
Other investments				
Cost at 1 September and 31 August	**30,098**	30,098	**30,098**	30,098
Provision for impairment in value at 1 September and 31 August	**(30,098)**	(30,098)	**(30,098)**	(30,098)
Carrying value at 1 September and 31 August	**–**	–	**–**	–
Total fixed asset investments	**–**	–	**205,800**	205,800

The other investment shown above is in equity shares of Saklaspur Bio Tech Limited (formerly Tumkur Chemicals Limited), a private company incorporated in India. This investment represents 10% of the voting rights and nominal value of issued shares. The investment was fully impaired as at 31 August 2002. The operations of Saklaspur Bio Tech Limited ceased in 2002 and the entity has since then not generated revenues and it is not likely that the investment value will be recovered.

Interests in Group undertakings

Name of undertaking	Country of incorporation	Description of shares held	Proportion of voting rights and nominal value of issued shares held by Group %	Company %
Phytotech Limited	England and Wales	Ordinary 10 pence shares	100	100
Phytodevelopments Limited	England and Wales	Ordinary £1 shares	100	–

Both the above companies have been included in these financial statements and operated principally in their country of incorporation or registration.

The principal business activities of these subsidiary undertakings are:

Phytotech Limited – research and development of plant-based medicines

Phytodevelopments Limited – dormant

13 Stock

	2005 £	2004 £
Raw materials and consumables	**525,916**	186,944
Work in progress	**293,025**	–
Finished goods and goods for resale	**128,280**	163,590
	947,221	350,534

The Company has no stock.

14 Debtors

	Group 2005 £	Group 2004 £	Company 2005 £	Company 2004 £
Amounts falling due after one year				
Amounts owed from Group undertakings	**–**	–	**34,179,737**	32,662,983
Other debtors	**–**	613,929	**–**	–
	–	613,929	**34,179,737**	32,662,983
Amounts falling due within one year				
Trade debtors	**226,076**	8,117	**–**	–
Other debtors	**227,743**	128,688	**846**	3,514
Corporation tax recoverable	**674,341**	630,300	**–**	–
Prepayments and accrued income	**211,270**	210,732	**11,334**	21,467
	1,339,430	977,837	**12,180**	24,981
	1,339,430	1,591,766	**34,191,917**	32,687,964

See note 18 for details of other debtors falling due after one year and note 30 for details of other debtors falling due within one year.

There are no fixed terms in respect of amounts owed by subsidiary undertakings. These are non-interest bearing, unsecured and not payable on demand.

15 Cash held on deposit as short-term investments

	Group		Company	
	2005	2004	**2005**	2004
	£	£	**£**	£
Cash held on deposit as short-term investments	**11,600,359**	5,237,452	**11,600,359**	5,237,452

The Company holds its excess cash reserves in a combination of fixed interest accounts and fixed term money market deposits. At 31 August 2005 and 31 August 2004 these did not exceed three months in duration.

16 Creditors: amounts falling due within one year

	Group		Company	
	2005	2004	**2005**	2004
	£	£	**£**	£
Obligations under finance leases	**1,399**	–	–	–
Trade creditors	**589,922**	886,501	**1,010**	10,288
Other creditors	**18,494**	1,205	–	–
Other taxation and social security	**58,998**	53,764	–	–
Accruals and deferred income	**1,575,836**	1,317,759	**87,411**	513,504
	2,244,649	2,259,229	**88,421**	523,792

Included within other creditors for the Group is an amount of £18,494 (2004: £1,205) relating to pensions creditors.

17 Provisions

Provision for employer's National Insurance on share option gains

There is no provision for employer's National Insurance on share option gains at the year end as the option price of the share options granted after 5 April 1999 under the 1996 share option scheme is greater than the market value of the shares under option. All options granted under the 2003 share option schemes have transferred the liability for National Insurance to the employee.

Deferred taxation

No deferred tax asset has been recognised in the financial statements on the grounds of the future uncertainty regarding its utilisation. The analysis of unprovided deferred tax assets is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	£	£	**£**	£
Amount not recognised				
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	**261,758**	249,613	**3,293**	2,470
Accumulated losses	**8,321,981**	8,007,960	**372,699**	247,491
Other	**1,802**	2,062	–	–
	8,585,541	8,259,635	**375,992**	249,961

18 Financial instruments

The Group's ongoing objectives in using financial instruments are to maximise the returns of funds held on deposit, to minimise exchange rate risk where appropriate, and to generate additional cash resources through the issue of shares when market conditions are appropriate. In addition, the Group has from time to time conserved cash resources by entering financing arrangements for the acquisition of major capital assets and, during 2004, it began to advance funds to suppliers of certain stock to help ensure the future availability of product ingredients by providing initial financing for aspects of their businesses. These advances were reimbursed to the Company by Unilever N.V. as part of the Joint Development Agreement signed in December 2004. Advances are shown as other debtors due after more than one year in note 14 to the financial statements.

The balance sheet positions at 31 August 2005 and 2004 are not representative of the positions throughout the year as cash and short-term investments fluctuate considerably depending on when milestone receipts have occurred and on the timing of share issues.

Short-term debtors and creditors have been excluded from the following disclosures as permitted by the Financial Reporting Standard 13 'Derivatives and other financial instruments'.

Interest rate risk profile of the Group's financial assets

The Group held all cash, bank and deposits in Sterling accounts with UK banks. Interest rates on current accounts are floating and are based on LIBID, while interest rates on term deposits are fixed for the duration of deposit and earned interest between 4.55% and 4.70% in the year ended 31 August 2005.

The arrangements under which financing has been advanced to suppliers of certain stock were interest free.

Interest rate risk profile of the Group's financial liabilities

The Group's liabilities, other than short-term creditors, which are excluded as above, were all in Sterling at fixed rates of interest and are in respect of lease agreements for the purchase of capital assets.

Currency risk profile

The Group had no significant commitments in foreign currencies throughout the year.

Borrowing facilities

The Group had no borrowing facilities at 31 August 2005 (2004: £nil).

Fair values

There is no material difference between the fair value and the carrying values of the financial instruments referred to above, because of the short maturity period of these financial instruments or their intrinsic size and risk.

Credit risk

The financial instruments that subject the Group to a potential credit risk comprise principally of cash and short-term investments and the funds advanced to suppliers of stock. The Group's policy is to minimise the risks associated with cash and short-term investments by placing these deposits with institutions with a recognised high rating, or with one of the major clearing banks. The Group sought to minimise the credit risk associated with the advances to suppliers of stock by vetting the chosen suppliers carefully, and resolved this credit risk by means of the partnering agreement with Unilever plc in relation to the relevant products in December 2004.

19 Pension and similar obligations

The Group operates a number of defined contribution pension schemes for employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost represents contributions paid and payable by the Group to the funds and amounted to £92,514 (2004: £90,232).

20 Called-up share capital

	2005 £	2004 £
Authorised		
100,000,000 (2004: 50,000,000) ordinary shares of 1 pence each	**1,000,000**	500,000
Allotted, called-up and fully paid		
51,180,893 (2004: 42,748,824) ordinary shares of 1 pence each	**511,809**	427,488

During the year 8,432,069 shares were issued for cash consideration of £10,259,384. The nominal value of these shares was £84,321.

On 5 May, the Company issued 8,081,193 new ordinary shares of 1 pence each at a price of 125 pence per share for a total cash consideration of £8,948,479 after the expenses of the issue. The remainder of the shares issued relate to share options exercised in the year for cash consideration of £157,894.

21 Options over shares of Phytopharm plc

As noted in the Remuneration Report of the Board of Directors, the Company's share option schemes are open to all employees. The Company previously had a policy to grant share options to all employees on joining the Company and then further grants of share options following the preliminary and interim announcements depending on individual performance. This policy led to a number of small grants of options as shown in the tables below. The Company continues to grant share options to all employees on joining the Company, but these grants are now made following the preliminary and interim announcements together with performance related grants to all employees. Performance criteria must be satisfied before share options can be exercised and these are detailed below. In addition the Company has a long-term incentive scheme under which long-term share incentives may be granted to selected Senior Executives

Options have been granted for 1 pence ordinary shares as follows:

	2005 Number	2004 Number
At 1 September	**3,006,166**	2,507,958
Granted	**972,548**	646,162
Exercised	**(350,876)**	(81,388)
Lapsed	**(210,562)**	(66,566)
At 31 August	**3,417,276**	3,006,166

At 31 August 2005 the outstanding share scheme options and long-term incentive awards are shown below. These have been analysed according to the exercise criteria detailed below.

Number outstanding 31/8/05	Note	Date granted	Exercise price	Option exercisable From	Option exercisable To	Currently exercisable
4,000	1a	24/4/96	£1.925	24/4/99	23/4/06	4,000
13,043	1a	23/6/99	£2.30	23/6/02	22/6/09	13,043
6,957	1b	23/6/99	£2.30	23/6/02	22/6/06	6,957
12,987	1a	20/9/99	£2.31	20/9/02	19/9/09	12,987
7,013	1b	20/9/99	£2.31	20/9/02	19/9/06	7,013
7,500	1a	6/12/99	£2.915	6/12/02	5/12/09	7,500
13,344	1a	15/12/99	£3.89	15/12/02	14/12/09	13,344
19,554	1b	15/12/99	£3.89	15/12/02	14/12/06	19,554
3,352	1a	17/4/00	£4.475	17/4/03	16/4/10	3,352
1,648	1b	17/4/00	£4.475	17/4/03	16/4/07	1,648
3,571	1a	20/4/00	£4.20	20/4/03	19/4/10	3,571
5,179	1b	20/4/00	£4.20	20/4/03	19/4/07	5,179
2,500	1a	2/5/00	£4.40	2/5/03	1/5/10	2,500
3,135	1a	12/6/00	£4.785	12/6/03	11/6/10	3,135
1,865	1b	12/6/00	£4.785	12/6/03	11/6/07	1,865
2,177	1a	18/9/00	£6.89	18/9/03	17/9/10	2,177
2,073	1b	18/9/00	£6.89	18/9/03	17/9/07	2,073
2,670	1a	7/12/00	£6.575	7/12/03	6/12/10	2,670
24,794	1b	7/12/00	£6.575	7/12/03	6/12/07	24,794
1,473	1a	7/3/01	£6.00	7/3/04	6/3/11	1,473
7,500	1b	1/8/01	£4.60	1/8/04	31/7/08	7,500
2,938	1a	21/8/01	£4.68	21/8/04	20/8/11	2,938
1,342	1a	4/9/01	£4.655	4/9/04	3/9/11	1,342
11,618	1a	6/12/01	£4.775	6/12/04	5/12/11	11,618
22,897	1b	6/12/01	£4.775	6/12/04	5/12/08	22,897
1,085	1a	31/12/01	£5.415	31/12/04	30/12/11	1,085
1,559	1a	4/3/02	£5.615	4/3/05	3/3/12	1,559
758	1a	16/4/02	£4.95	16/4/05	15/4/12	758
13,215	1b	21/5/02	£4.775	21/5/05	20/5/09	13,215
450	1a	2/7/02	£4.50	2/7/05	1/7/12	450
49,715	1a	6/12/02	£1.165	6/12/05	5/12/12	–
70,061	1b	6/12/02	£1.165	6/12/05	5/12/09	–
321,973						202,197

21 Options over shares of Phytopharm plc continued

Number outstanding 31/8/05	Note	Date granted	Exercise price	Option exercisable From	Option exercisable To	Currently exercisable
4,000	2a	24/4/96	£1.925	24/4/99	23/4/06	4,000
20,000	2b	23/6/99	£2.30	23/6/02	22/6/06	20,000
20,000	2b	20/9/99	£2.31	20/9/02	19/9/06	20,000
2,791	2a	6/12/99	£2.915	6/12/02	5/12/09	2,791
4,709	2b	6/12/99	£2.915	6/12/02	5/12/06	4,709
7,567	2a	15/12/99	£3.89	15/12/02	14/12/09	7,567
25,325	2b	15/12/99	£3.89	15/12/02	14/12/06	25,325
3,351	2a	17/4/00	£4.475	17/4/03	16/4/10	3,351
1,649	2b	17/4/00	£4.475	17/4/03	16/4/07	1,649
3,571	2a	20/4/00	£4.20	20/4/03	19/4/10	3,571
5,179	2b	20/4/00	£4.20	20/4/03	19/4/07	5,179
2,500	2a	2/5/00	£4.40	2/5/03	1/5/10	2,500
3,134	2a	12/6/00	£4.785	12/6/03	11/6/10	3,134
1,866	2b	12/6/00	£4.785	12/6/03	11/6/07	1,866
2,177	2a	18/9/00	£6.89	18/9/03	17/9/10	2,177
2,073	2b	18/9/00	£6.89	18/9/03	17/9/07	2,073
2,666	2a	7/12/00	£6.575	7/12/03	6/12/10	2,666
24,791	2b	7/12/00	£6.575	7/12/03	6/12/07	24,791
1,473	2a	7/3/01	£6.00	7/3/04	6/3/11	1,473
7,500	2b	1/8/01	£4.60	1/8/04	31/7/08	7,500
2,937	2a	21/8/01	£4.68	21/8/04	20/8/11	2,937
1,343	2a	4/9/01	£4.655	4/9/04	3/9/11	1,343
11,621	2a	6/12/01	£4.775	6/12/04	5/12/11	11,621
22,902	2b	6/12/01	£4.775	6/12/04	5/12/08	22,902
1,085	2a	31/12/01	£5.415	31/12/04	30/12/11	1,085
1,558	2a	4/3/02	£5.615	4/3/05	3/3/12	1,558
757	2a	16/4/02	£4.95	16/4/05	15/4/12	757
13,214	2b	21/5/02	£4.775	21/5/05	20/5/09	13,214
450	2a	2/7/02	£4.50	2/7/05	1/7/12	450
49,706	2a	6/12/02	£1.165	6/12/05	5/12/12	–
70,053	2b	6/12/02	£1.165	6/12/05	5/12/09	–
321,948						202,189
40,000	3	23/6/99	£2.30	23/6/04	22/6/06	40,000
40,000	3	20/9/99	£2.31	20/9/04	19/9/06	40,000
15,000	3	6/12/99	£2.915	6/12/04	5/12/06	15,000
63,918	3	15/12/99	£3.89	15/12/04	14/12/06	63,918
10,000	3	17/4/00	£4.475	17/4/05	16/4/07	10,000
17,500	3	20/4/00	£4.20	20/4/05	19/4/07	17,500
5,000	3	2/5/00	£4.40	2/5/05	1/5/07	5,000
10,000	3	12/6/00	£4.785	12/6/05	11/6/07	10,000
8,500	3	18/9/00	£6.89	18/9/05	17/9/07	–
55,424	3	7/12/00	£6.575	7/12/05	6/12/07	–
2,945	3	7/3/01	£6.00	7/3/06	6/3/08	–
15,000	3	1/8/01	£4.60	1/8/06	31/7/08	–
3,205	3	21/8/01	£4.68	21/8/06	20/8/08	–
2,685	3	4/9/01	£4.655	4/9/06	3/9/08	–
62,499	3	6/12/01	£4.775	6/12/06	5/12/08	–
2,170	3	31/12/01	£5.415	31/12/06	30/12/08	–
3,116	3	4/3/02	£5.615	4/3/07	3/3/09	–
1,515	3	16/4/02	£4.95	16/4/07	15/4/09	–
26,430	3	21/5/02	£4.775	21/5/07	20/5/09	–
900	3	2/7/02	£4.50	2/7/07	1/7/09	–
225,211	3	6/12/02	£1.165	6/12/07	5/12/09	–
611,018						201,418

21 Options over shares of Phytopharm plc continued

Number outstanding 31/8/05	Note	Date granted	Exercise price	Option exercisable From	Option exercisable To	Currently exercisable
306,802	4b	2/5/03	£1.425	2/5/06	1/5/13	–
270,257	4b	9/12/03	£2.125	9/12/06	8/12/13	–
69,677	4b	5/5/04	£1.85	5/5/07	4/5/14	–
236,827	4b	3/12/04	£1.815	3/12/07	2/12/14	–
248,478	4b	11/5/05	£1.255	11/5/08	10/5/15	–
137,527	4c	9/12/03	£2.125	9/12/06	8/12/13	–
74,532	4c	5/5/04	£1.85	5/5/07	4/5/14	–
26,336	4c	3/12/04	£1.815	3/12/07	2/12/14	–
56,357	4c	11/5/04	£1.255	11/5/07	10/5/14	–
1,426,793						–
300,000	5	6/12/02	£0.01	6/12/05	5/6/06	–
50,000	5	7/7/03	£0.01	7/7/06	6/1/07	–
150,000	5	3/12/04	£0.01	3/12/07	2/6/08	–
180,280	5	3/12/04	£0.01	3/12/07	2/6/08	–
55,264	5	11/5/05	£0.01	11/5/08	10/11/08	–
735,544						

Note

1a These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant, and have been granted under a scheme approved by the Inland Revenue. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91% of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the third anniversary of the date of grant of that option shall be at least one and a half times the increase over the period from the date of grant to such date in the FT Actuaries All Share Index. The options remain exercisable until the 10th anniversary of the date of grant.

1b These options vest in the same way and must satisfy the same conditions as those under note 1a above. However, these options remain exercisable until the seventh anniversary of the date of grant and have not been submitted to the Inland Revenue for approval.

2a These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant and have been granted under a scheme approved by the Inland Revenue. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91% of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the third anniversary of the date of grant of that option shall be at least twice the increase over the period from the date of grant to such date in the FT Actuaries All Share Index. The options remain exercisable until the 10th anniversary of date of the grant.

2b These options vest in the same way and must satisfy the same conditions as those under note 2a above. However, these options remain exercisable until the seventh anniversary of the date of grant and have not been submitted to the Inland Revenue for approval.

3 These options vest in tranches of one fifth on each of the first, second, third, fourth and fifth anniversaries of the date of grant. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91% of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the fifth anniversary of the date of grant of that option shall be at least one and a half times the increase over the period from the date of grant to such date in the Pharmaceuticals Index as published by the Financial Times as a constituent part of the FT Actuaries All Share Index. The options remain exercisable until the seventh anniversary of the date of grant.

4a These options vest on the third anniversary of the date of grant and have been granted under a scheme approved by the Inland Revenue. The number of options exercisable will be determined by the Company's TSR. Two thirds will become exercisable by reference to the Company's performance compared to a group of UK listed biotechnology companies applicable at the time of grant. The remaining one third will be exercisable by reference to the Company's performance compared to the constituents of the FTSE Small Cap Index.

The value of options (at date of grant) granted up to 100% of base salary will be exercisable if the Company's TSR in the relevant ranking Group is above the median. The value of options (at date of grant) granted in excess of 100% of base salary will be exercisable at 25% for median performance against the comparator Group rising to 100% for upper decile and above performance. The performance of the Company will initially be measured over three years following grant date. If the target has not been met after three years, it can be retested after four and five years. For options granted in 2004 there will be only one option to retest after four years and for options granted in 2005 and later there will be no opportunity to retest.

4b These options vest in the same way and must satisfy the same conditions as those under note 4a above and have been granted under the Enterprise Management Incentive Scheme.

4c These options vest in the same way and must satisfy the same conditions as those under note 4a above and have not been submitted to the Inland Revenue for approval.

5 These awards made under long-term incentive plans are subject to performance conditions and the benefits are not pensionable. The performance conditions are based of total shareholder return (TSR) over a three year period (with no retesting opportunities) when compared to a peer Group comprising other UK listed biotech and pharmaceutical companies (as above) for two thirds of the shares and compared to the FTSE SmallCap index for the remaining one third. In each case 25% of the shares will vest for median performance against the comparator Group rising prorate to 100% for upper decile and above performance. None of the shares awarded will vest for below median performance. TSR is considered by the remuneration committee to be the most robust method of measuring Company performance over the period. The terms of these awards will not be amended to the benefit of Directors without shareholder approval.

22 Share premium account and reserves
Group

	Share premium account £	Merger reserve £	Profit and loss account £
At 1 September 2004	38,134,657	(204,211)	(33,065,886)
Premium on new shares issued	10,175,063	–	–
Expenses of share issue	(1,153,012)	–	–
Share option compensation charge	–	–	110,780
Loss for the financial year	–	–	(2,680,457)
At 31 August 2005	**47,156,708**	**(204,211)**	**(35,635,563)**

Company

	Share premium account £	Profit and loss account £
At 1 September 2004	37,639,250	(334,268)
Premium on new shares issued	10,175,063	–
Expenses of share issue	(1,153,012)	–
Loss for the financial year	–	(913,947)
At 31 August 2005	**46,661,301**	**(1,248,215)**

23 Analysis of net funds

	At 1 September 2004 £	Cash flow £	Non-cash items £	**At 31 August 2005 £**
Cash at bank and in hand	193,708	(153,328)	–	**40,380**
Debt due within one year	–	–	–	**–**
Finance leases	–	1,397	(2,795)	**(1,398)**
	193,708	(151,931)	(2,795)	**38,982**
Current asset investment	5,237,452	6,362,907	–	**11,600,359**
	5,431,160	6,210,976	(2,795)	**11,639,341**

24 Reconciliation of net cash flow to movement in net funds

	2005		2004	
	£	**£**	£	£
Decrease in cash in the period	**(153,328)**		(287,895)	
Cash outflow from decrease in debt	**1,397**		–	
Increase in liquid resources	**6,362,907**		105,900	
Change in net funds resulting from cash flows		**6,210,976**		(181,995)
Other non-cash items				
New finance leases		**(2,795)**		–
Movement in net funds in the year		**6,208,181**		(181,995)
Net funds at 1 September		**5,431,160**		5,613,155
Net funds at 31 August		**11,639,341**		5,431,160

25 Reconciliation of operating loss to net cash outflow from operating activities

	2005 £	2004 £
Continuing activities		
Operating loss	**(3,292,715)**	(6,995,999)
Depreciation on tangible fixed assets	**89,605**	93,114
Gain on disposal of fixed assets	**(1,150)**	(6,471)
Increase in stocks	**(596,687)**	(307,783)
(Increase)/decrease in debtors	**(317,552)**	(108,041)
(Decrease)/increase in creditors	**(15,978)**	443,733
Increase in provision for share option compensation charge	**110,780**	55,400
Net cash outflow from continuing operating activities	**(4,023,697)**	(6,826,047)

26 Post balance sheet events

There are no post balance sheet events of significance.

27 Capital commitments

Neither the Group nor the Company had capital commitments contracted but not provided for at 31 August 2005 (2004: £nil).

28 Contingent liabilities

There were no contingent liabilities in the Group or Company at 31 August 2005 (2004: £nil).

29 Financial commitments

At 31 August 2005 there were the following annual commitments under non-cancellable operating leases:

Group

	2005		2004	
	Land and buildings £	**Other £**	Land and buildings £	Other £
Expiring within one year	**–**	**9,619**	–	2,894
Expiring between two and five years inclusive	**25,900**	**22,267**	25,900	19,969
	25,900	**31,886**	25,900	22,863

Company

The Company has no annual commitments under non-cancellable operating leases.

The Group has purchase obligations of £1,330,828 in respect of its subcontracted research and development activities as at 31 August 2005 (2004: £2,643,057).

30 Related party transactions

The Group has taken advantage of the exemption available under FRS 8 not to disclose transactions between Group companies.

The Group was obliged during the year to pay to the Inland Revenue £157,731 arising in respect of personal tax on the exercise by the Chief Executive Officer of 288,889 share options on 3 December 2004, near the end of the exercise period. Dr Dixey is accordingly obliged to reimburse such amount to the Company including interest charges at 5%, being the Inland Revenue Approved Rate. The balance outstanding at 31 August 2005 is £161,616, the maximum liability during the year, including £3,885 accrued interest. No provision for this debt has been made and there are no security or guarantee arrangements in place. The total amount, including interest, is included in other debtors due within one year. Subsequent to the year end, it has been agreed that the debt will be repaid in full by November 2006 at the latest.

The Directors regard Phytopharm plc as the ultimate controlling party of the Group.

Registered office
Corpus Christi House
9 West Street
Godmanchester
Cambridgeshire PE29 2HY

Company number
3131723

Registrars
Capita IRG plc
Bourne House
34 Beckenham Road
Kent BR3 4TU

Auditors
PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge CB3 0AN

Solicitors
Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Financial Public Relations
Financial Dynamics
Holborn Gate
26 Southampton Buildings
London WC2A 1PB

Financial Advisers
NM Rothschilds & Sons Ltd
New Court
St Swithins Lane
London EC4P 4DU

Designed and produced by Radley Yeldar (London)

Phytopharm plc
Corpus Christi House
9 West Street
Godmanchester
Cambs PE29 2HY
United Kingdom
Tel +44 (0) 1480 437697
Fax +44 (0) 1480 417090
Company number 3131723

www.phytopharm.com